Exhibit 99.1

Deed of Trust – Bonds (Series A)

Dated May 30, 2024

By and between

Arbe Robotics Ltd.

Company No.: 51-533312-8

107 HaHashmonaim Street, Tel Aviv-Yafo

(hereinafter: the “Company”)

of the first part;

and

Mishmeret Trust Services Company Ltd.

Company No.: 51-368347-4

48 Menachem Begin Road

Tel Aviv

(hereinafter: the “Trustee”)

of the second part;

WHEREAS	The company is a public company that was incorporated in Israel and whose shares are listed on NASDAQ; and

WHEREAS:	The Company’s Board of Directors has resolved to approve the dual listing of the Company’s shares on the Tel Aviv Stock Exchange and the public offering in Israel of Bonds (Series A), the terms of which are specified in this Deed of Trust; and

WHEREAS	The Trustee represents that it is a company limited by shares and incorporated in Israel under the Companies Law, and its main operation consists of trusts. The Trustee represents that nothing under the Securities Law or any other law precludes its entry into this Deed of Trust with the Company, and that it meets the requirements and qualifications under applicable law, and, in particular, the requirements set forth in the Securities Law with respect to trustees that are responsible for bonds, and that it has no conflict of interest in connection with its duties under this Deed of Trust; and

WHEREAS	The Company hereby represents that nothing under any law and/or agreement precludes it from issuing the Bonds (Series A) under the terms of this Deed of Trust or entering into this Deed of Trust with the Trustee, and that, at the time of signing this Deed of Trust, all of the permits needed to effect the offering of the Bonds (Series A) under this Deed of Trust have been procured under the provisions of this Deed of Trust or any applicable law and/or agreement; and

WHEREAS:	The Trustee represents that it has no personal interest in the Company, and the Company represents that it has no personal interest in the Trustee; and

WHEREAS	The Company has requested the Trustee to serve as a trustee for the bondholders, and the Trustee agreed to serve as the trustee of the bondholders, and all subject to and in accordance with the terms of trust set out in this Deed of Trust; and

WHEREAS	The Trustee agreed to serve as a trustee for the bondholders under the terms of trust set out in this Deed of Trust below; and

WHEREAS	The parties wish to have the terms of the Bonds (Series A) governed by this Deed of Trust in view of the Company’s intention to effect an initial public offering of the Bonds (Series A) on the basis of a supplementary prospectus and a shelf prospectus, such that this Deed of Trust will apply to the Bonds (Series A) and to them alone.

NOW, THEREFORE, the Parties have represented, stipulated and agreed as follows:

Table of Contents

Interpretation and Definitions	3
Offering of the Bonds	7
Issuance of Additional Bonds; Series Expansion	8
Appointment of Trustee; Entry into Force of Term; Term of Office; Expiration of Term; Resignation; Dismissal; Duties of Trustee	11
Acquisition of Bonds by the Company and/or by Related Holders	13
The Company’s liabilities	14
Securing the bonds	18
Early redemption of bonds	23
Immediate repayment	26
Actions and proceedings (trustee)	32
Trust over receipts	33
Authority to demand payments to holders through the trustee	34
Authority to withhold fund distributions	35
Notice of Distribution	35
Failure to pay for a reason beyond the Company’s control; deposits effected by the Trustee	36
Receipt from Bondholders	37
Applicability of the Securities Law	37
Investment of Funds	38
The Company’s undertaking to Trustee	38
Other Liabilities	40
Proxies	40
Other Agreements	41
The Trustee’s Fees	41
The Trustee’s Powers	43
The Trustee’s Authority to Employ Agents	44
Indemnification	45
Notices	49
Changes to the Deed of Trust, Waiver and Settlement	50
Register of Bondholders	51
Meetings of Bondholders	51
Reports to the Trustee	51
Reports by the Trustee	52
Applicability of Laws	53
Exclusive Jurisdiction	53
General	53
Liability of the Trustee	53
Addresses	54
Other Agreements	54
Magna Certification	54
First Addendum - Bond Certificates	55
Terms overleaf	56
Second Addendum - Bondholder Meetings (Series A)	73
Appendix 9.2.10 - Urgent Delegation – Bondholders (Series A)	79
Appendix A - Non-disclosure Agreement	82

1.	Interpretation and Definitions

1.1.	The preamble to this Deed of Trust and the appendixes and addenda thereto constitutes an integral and inseparable part thereof.

1.2.	The subdivision of this Deed of Trust into sections and the headings of those sections are solely intended for convenience and ease of reference purposes, and it may not be used for interpretation purposes.

1.3.	In any matter not referenced in this Deed of Trust and in any case of conflict between the provisions of Israeli law that cannot be made conditional and the provisions of this Deed of Trust, the parties shall act in accordance with the provisions of Israeli law that cannot be made conditional. In case of any conflict between the provisions described in the Prospectus in connection with this Deed of Trust and/or the Bonds, the provisions of this Deed of Trust will prevail, and all subject to the Stock Exchange Regulations and Guidelines. In relation to matters relating to trading on the Stock Exchange, the Company shall act in accordance with the Stock Exchange Regulations and the guidelines promulgated thereunder.

1.4.	The terms listed below in this Deed of Trust shall have the meaning ascribed to them below, unless expressly stated otherwise:

“Bond” or “Bonds” or “Bonds (Series A)” or “Bond Series”	-	A registered Bond Series (Series A) of NIS 1 par value each, convertible into ordinary shares of the Company, which will be offered in accordance with the prospectus, whose terms are set forth in the Deed of Trust and the Bond Certificate, and which will be listed on the Tel Aviv Stock Exchange Ltd.;

“Shelf Offering Report”	-	Shelf Offering Reports published pursuant to the Shelf Prospectus in accordance with the provisions of Section 23a(f) of the Securities Law, in which all specific particulars of the offering of Bonds (Series A) will be included in accordance with the provisions of applicable law and Stock Exchange Regulations and Guidelines as shall be in effect at the time;

The “Stock Exchange”	-	The Tel Aviv Stock Exchange Ltd.;

“Equity”	-	Equity (including minority interests) according to the Company’s consolidated financial statements – annual or semi-annual, audited or reviewed, as applicable; and the statements of financial position with respect to the end of the first and third quarters (i.e. as of March 31 and September 30 of each year) -- Equity contained in the Company’s official reports that are published on U.S. distribution sites (EDGAR) as Press Releases that include the summaries of the Company’s financial position and results for those periods (non-audited data);

“Nominee Company”		The Tel Aviv Stock Exchange Nominee Company Ltd. (or any other company with which the Company enters into an agreement at its sole discretion and in accordance with applicable law);

“Special Resolution”	-	A resolution adopted by a meeting of bondholders, at which two holders of at least fifty percent (50%) of the outstanding balance of the par value of the bonds in circulation as of the prescribed date of the meeting were present – in person or via proxies – or at an adjourned meeting at which – either in person or via proxies – two holders were present of at least twenty percent (20%) of said balance, which was adopted (either at the original meeting or the adjourned meeting) by two-thirds (2/3) of all participating votes, without taking abstentions into account;

“Ordinary Resolution”	-	A resolution adopted by a meeting of bondholders, at which two holders were present – in person or via proxies – who jointly hold or represent at least twenty-five percent (25%) of the outstanding balance of the par value of the bonds in circulation at that time, or at an adjourned meeting at which any number of participants were present, which was adopted by fifty percent (50%) of all participating votes, without taking abstentions into account;

The “Register”	-	The Register of Bondholders (Series A) as set forth in Section 29 of this Deed of Trust;

“Trustee”	-	The Trustee referenced in the beginning of this agreement or anyone serving from time to time as the trustee of the Bonds under this Deed of Trust;

“Prospectus” or “Shelf Prospectus”	-	The Supplementary Prospectus and Shelf Prospectus of the Company dated June 2, 2024

The “Companies Law”	-	The Companies Law, 5759-1999, and the regulations promulgated thereunder from time to time;

The “Insolvency Law”	-	The Insolvency and Financial Rehabilitation Law, 5778-2018 and the Regulations promulgated thereunder from time to time;

The “Securities Law”	-	The Securities Law, 5729-1968 and the Regulations promulgated thereunder from time to time;

“Trading Day”	-	A day on which transactions are carried out on the Stock Exchange;

“Business Day”	-	A day on which most banks in Israel are open for transactions.

“Minimum Cash Balance”	-	The unrestricted balance of cash included in the “Cash and Cash Equivalents” item under the consolidated financial statements of the Company – annual or semi-annual, audited or reviewed, as applicable; and the statements of financial position with respect to the end of the first and third quarters (i.e. as of March 31 and September 30 of each year) -- The unrestricted balance of cash included in the “Cash and Cash Equivalents” item as contained in the Company’s official reports that are published on U.S. distribution sites (EDGAR) as Press Releases that include the summaries of the Company’s financial position and results for those periods (non-audited data);

“Bondholders” and/or “Holders”	-	As defined in the Securities Law.

“This Deed of Trust” or the “Deed of Trust”	-	This Deed of Trust as amended from time to time, including its appendixes and addenda, which form an integral part thereof;

“USD Rate”	-	The representative USD rate published by the Bank of Israel; in the event that the Bank of Israel ceases to publish said representative rate, any official USD-ILS exchange rate that replaces said representative rate and which will apply at that time to USD-indexed government bonds; in the absence of such an exchange rate – as prescribed by the Trustee by means of experts appointed by it;

“Known Rate”	-	The last representative rate of the USD prescribed by the Bank of Israel. However, in times where the Bank of Israel does not habitually prescribe a representative rate, the Known Rate shall be the last rate prescribed by the Minister of Finance together with the Governor of the Bank of Israel for USD-indexed government bonds;

“Base Index or the Basic Rate”	-	The Known Rate at the end of the Trading Day on which the institutional initial public offering of the Bonds (Series A) takes place. This rate will be set forth in the Company’s immediate report on the results of the institutional tender;

“Payment Rate”	-	The Known Rate at the end of the effective date of eligibility with respect to the relevant payment;

“Bond Certificate”	-	The Bond Certificate whose contents appear in the First Addendum to This Deed of Trust, which will be issued as stated in Section 2 of This Deed of Trust;

“Reporting Regulations”	-	The Securities Regulations (Periodic and Immediate Statements), 5730-1970

1.5.	In case of any conflict between the Deed of Trust and the documents that supplement it, the provisions of the Deed of Trust will prevail.

1.6.	In case of any conflict between the provisions described in the Prospectus and/or Shelf Offering Report in connection with This Deed of Trust and/or the Bonds, and the provisions of This Deed of Trust, the provisions of this Deed of Trust will prevail.

1.7.	Wherever the words “subject to applicable law” (or any similar phrase) appear in This Deed of Trust, this phrase refers to any law that cannot be made conditional.

1.8.	Words and expressions in This Deed of Trust that import the plural shall also import the singular and vice versa, words and expressions importing the masculine gender will also import the feminine gender and vice versa, and words and expressions importing human beings will also import corporations and vice versa, and all provided that no other express provision of this Deed of Trust states otherwise.

1.9.	This Deed of Trust will enter into force upon the allotment of the Bonds (Series A) by the Company. It is agreed that if the Bonds’ offering is cancelled for any reason, This Deed of Trust will be null and void.

1.10.	It is hereby clarified that, notwithstanding the provisions of This Deed of Trust below, the days specified in This Deed of Trust and its appendices below may be changed in accordance with the bylaws of the Stock Exchange Clearing House and the Stock Exchange Guidelines as shall be in effect upon the publication of the Prospectus or Shelf Offering Report, and they shall be set out in the Prospectus or Shelf Offering Report.

2.	Issuance of Bonds

2.1.	Under the Prospectus, the Company intends to issue registered bonds (Series A) of NIS 1 par value each, which can be converted into Company Shares. The bonds will be repayable (principal) by way of a single installment, which will be paid on 30.5.2028.

2.2.	The outstanding principal balance of the Bonds (Series A) will carry an annual interest rate of 6.5%, subject to cases in which penalty interest is incurred as stated below.

2.3.	The principal and interest of the Bonds (Series A) are indexed to the USD such that if, upon any payment on account of the Bonds’ (Series A) principal and/or interest, the payment rate is higher than the basic rate, the Company will pay a higher principal and/or interest rate – prorated to the increase relative to the basic rate. If the payment rate is lower than the basic rate, the payment rate will be the known rate on the relevant payment’s due date, even if this rate is lower than the basic rate. The Bonds’ (Series A) indexation method will not change during their term.

2.4.	The interest on the outstanding principal balance of the Bonds (Series A) will be 6.5%, and will be paid in eight (8) semiannual installments on the following dates: 30.11.2024, 30.5.2025, 30.5.2026, 30.11.2026, 30.5.2027, 30.11.2027, 30.5.2028. Each interest payment shall be paid for the six (6) month period ending on the date of the relevant interest payment, except for the first interest payment to be made on 30.11.2024, in respect of the period beginning on the first trading day following Bonds’ (Series A) tender date, and ending on the date of the first payment of the interest, i.e., 30.11.2024. The interest rate of the first interest period will conform to the number of days in said period and will be based on a 365-day year. Any additional interest period of the Bonds (Series A) shall begin on the first day that follows the end of the preceding interest period, and shall end at the end of the interest period (i.e., the next payment date that follows its commencement). The interest rate to be paid on each interest payment date shall be the annual interest rate divided by 2, to the exclusion of the first interest payment, whose calculation is described above.

2.5.	On each trading day – between the listing of the Bonds (Series A) Stock Exchange and 20.5.2028 (hereinafter: the “Conversion Deadline” and “Conversion Period,” as applicable) – the outstanding principal balance of the Bonds listed in the Register on the same date shall be convertible into registered ordinary shares of the Company, of NIS 0.000216 par value each, such that each NIS 9.53 par value of the Bonds (Series A) are convertible into one ordinary share of the Company; subject to adjustments as set forth in Section 10 of the terms listed below.

Notwithstanding the foregoing: (a) the Bonds (Series A) will not be convertible on the effective date of bonus share distribution into a rights offering, dividend distribution, consolidation or capital split or capital reduction (each: “Company Event”). If the ex-date of a Company Event occurs prior to the effective date of a Company Event, no conversion will be effected on said ex date; (b) the last conversion date of the Bonds will be 10 days prior to final redemption, i.e., 20.5.2028. However, if the last conversion date is not a trading day, the conversion date will be postponed to the next trading day thereafter, subject to the stock exchange regulations and the guidelines arising therefrom.

2.6.	If, after the first issuance of the Bonds (Series A), the Bond Series (Series A) is expanded by the Company, the holders of the Bonds to whom bonds will be issued under said expansion shall not be entitled to payment on account of principal, interest and/or indexation differentials in respect of said Bonds, whose payment date precedes their aforementioned issuance.

3.	Issuance of Additional Bonds; Series Expansion

3.1.	Subject to the Company’s obligation under Section 6.7, the Company reserves the right to issue, subject to the provisions of applicable law, at any time and without requiring the consent of the Trustee and/or the holders of the Bonds, additional series of Bonds (either by way of private placement, in the framework of a prospectus, a shelf offering report or otherwise) (hereinafter: the “Additional Series”), whether these grant rights of conversion into Company shares or otherwise, or securities of any kind or type, under terms of redemption, interest, indexation, collateral and other terms that the Company may prescribe, be they superior, equal or inferior to the terms of the Bonds (Series A), without derogating from the repayment obligation assumed by it. If the Company issues a series and/or additional series of bonds and/or other negotiable securities that constitute unsecured debt, the bonds of the other series and/or other negotiable securities that constitute debt as stated will not be senior the Bonds (Series A) in case of the Company’s liquidation, and, with respect to series and/or negotiable securities that constitute debt that are secured by any collateral, they will be senior only in relation to collateral that was used to secure the aforementioned series and/or negotiable securities that constitute debt. Subject to Company’s obligation under Section 6.7, it is hereby clarified that nothing stated in this Section precludes Company from issuing additional bonds that will be backed by collateral and pledges of any kind, at its sole discretion. Prior to the issue of other bonds (of other series) and/or negotiable securities that constitute debt, which are not secured by means of collateral or that are secured by any collateral, the Company will furnish the Trustee with a confirmation – signed by the Company’s CEO or the most senior financial officer of the Company – that the other bonds and/or negotiable securities that constitute debt are not senior in liquidation under their terms to the Bonds (Series A).

If the company issues additional bonds and/or negotiable securities that constitute debt, the average duration of those securities will be longer than that of the Bonds (Series A). Notwithstanding the provisions of this section, this obligation of the Company shall expire and shall no longer be in force if more than 90% of the Bonds (par value) have been converted into Company Shares.

3.2.	Also, subject to the provisions of Section 3.3 below, the Company may, at any time and without requiring the permission of the Trustee and/or holders of the Bonds, expand the Bond Series (Series A) and issue additional (Series A) Bonds, either by way of private placement,, in the form of a prospectus, under a shelf offering report or otherwise), including to related holders (as defined herein), at any price, in any manner, and any number of times deemed desirable by the company. For the avoidance of doubt, it should be clarified that the issuance of such additional bonds (Series A) will be effected under the Deed of Trust, and the provisions of the Deed of Trust will govern them, and the current Series A Bonds and the additional Series A Bonds (as of their issuance) will constitute a single series for all intents and purposes. The Company will present the Stock Exchange with a request to list the additional Bonds as stated once offered. The Trustee shall serve as Trustee for the Bonds as they shall be in circulation from time to time, including in the event of Series expansion, and the Trustee’s consent to serve in that capacity with respect to said expanded Series A will not be required.

3.3.	Notwithstanding the provisions of Section 3.2 above, the Company undertakes towards the holders of Bonds (Series A) that it will be permitted to expand the Bond Series (Series A) only to the extent that the total scope of Series A Bond will not exceed NIS 120 million, and as long as there are no grounds for their immediate repayment (including as a result of such expansion), without accounting for a curing and waiting period. Moreover, the Company shall furnish the Trustee – to its satisfaction, prior to the classified investors tender (if one takes place, and, if not, before the public tender or the private placement, as the case may be) – held for classified investors, and if no such tender is held - before the public tender is held or before the private offering is made, as the case may be) – with confirmations that all of the above conditions have been met, as well as any of the following conditions, the failure to meet any of which shall preclude the series’ expansion: (a) confirmation of the Company’s most senior financial officer that, after the expansion of said series, the Company will comply with all of the financial covenants set forth in Section 6.4 below, without accounting for the cure and waiting period in connection with those financial covenants; (B) confirmation by a senior Company officer that there are no grounds for the bonds’ immediate repayment (Series A), and that the expansion of the series shall not result in such grounds, and without accounting for cure and waiting periods; and (C) confirmation by a senior officer of the Company that the Company is not in breach of any of its material obligations to the holders of the Bonds under this Deed of Trust. It is hereby clarified that nothing stated in this subsection constitutes consent on the part of the Trustee to non-material breaches of this Deed by the Company. The Trustee may rely on the Company’s confirmation and not conduct an additional examination. It is clarified that the Company’s obligation as described in this paragraph above will apply only to additional issuances of bonds (Series A) by way of series expansion, and not in relation to the issuance of other series of bonds in circulation at that time or in relation to the issuance of new series of bonds, whether rated by a rating company or not.

3.4.	The Company reserves the right to allot additional Series A Bonds by way of series expansion at a discount or premium rate that differs from the discount rate or premium of the Bonds that are in circulation at that time.

If the Company issues additional Bonds (Series A) in the future in the framework of a Series Expansion at a discount rate that differs from the one prescribed for that series (including no discount), the Company – before the aforementioned Series Expansion – will seek the Tax Authority’s confirmation – before the expansion of the Bond Series – that, with respect to the withholding tax that applies to the discount fees of the Bonds (Series A), a weighed uniform discount rate will be determined for the Bonds (Series A), according to a formula that incorporates the various discount rates of Series A, should there be any (hereinafter: the “Weighted Discount Rate”). If such confirmation is obtained, the Company will calculate – before the issuance of the bonds by means of bond expansion – the Weighted Discount Rate with respect to all of the Bonds (Series A) and will publish – in an immediate report on the results of said bond expansion (in case of expansion by means of private placement, in an immediate report on such private placement) – the Uniform Weighted Discount Rate for the entire series, and tax will be deducted on the payment dates of the Bonds according to the Weighted Discount Rate as stated and in accordance with applicable law. In said confirmation is not received, the Company furnish an immediate report – prior to the issuance of bonds by way of series expansion – specifying the failure to obtain said approval and noting that the uniform discount rate will be the highest rate with respect to said series. The Stock Exchange Members will withhold tax upon the bonds’ repayment (Series a) at the reported withholding rate. Therefore, cases might be possible in which withholding taxes will be deducted with respect to discount fees at a rate that is higher than the discount fees determined for those who held Bonds (Series A) before the expansion of the Series. In such cases, a taxpayer who held the Bonds prior to the expansion and until the Bonds are repaid, will be entitled to file a tax return with the Tax Authority and receive a tax return with respect to the tax deducted from the discount fee, if entitled to such a return under applicable law. If the bonds are issued under a series expansion together with additional securities, the Company will announce the weighted discount rate by the end of the fourth trading day following their listing on the stock exchange.

4.	APPOINTMENT OF TRUSTEE; ENTRY INTO FORCE OF TERM; TERM OF OFFICE; EXPIRATION OF TERM; RESIGNATION; DISMISSAL; DUTIES OF TRUSTEE

4.1.	The Company hereby appoints the Trustee as first trustee for the holders of the bonds strictly under the provisions of Chapter E1 of the Securities Law, including those eligible for payments under bonds that have not been paid when due.

4.2.	If the Trustee is replaced, the other Trustee will serve as the trustee of the holders of the bonds under the provisions of Chapter E1 of the Securities Law, including those eligible for payments under bonds that have not been paid when due.

4.3.	The trusteeship of the Bondholders and the duties of the Trustee under the terms of This Deed of Trust will take effect upon the allotment of bonds under This Deed of Trust by the Company. The Trustee’s term of office will end when a Bondholders Meeting convenes in accordance with the provisions of Section35b(a1) of the Securities Law (“First Appointment Meeting”), which is convened by the Trustee no later than 14 days of the submission of the second annual report on the trust pursuant to Section 35h1(a) of the Law. If the First Appointment Meeting (by a simple majority) approves the continuation of the Trustee’s term, it will continue to serve until the end of the additional appointment term determined by a resolution of the first appointment meeting (which may run up until the debentures final redemption date). If the First Appointment Meeting and/or any subsequent meeting has fixed the additional term of the Trustee’s appointment, its term shall end upon the Bondholders’ resolving to continue its term and/or to appoint another trustee.

4.4.	As of entry into force of This Deed of Trust, the duties of Trustee shall be as specified under applicable law and this Deed of Trust.

4.5.	A Bondholders’ resolution to terminate the Trustee’s term of office and replace it with another trustee shall be adopted at a meeting attended by holders who hold 50% of the par value of the bonds, or an Adjourned Meeting attended by holders of at least 10% of said balance, and by way of seventy-five percent (75%) of all participating votes, without taking abstentions into account.

4.6.	The Trustee will represent the Bondholders in any matter arising from the Company’s undertakings towards them, and to that end shall be entitled to exercise the rights vested in holders under the Securities Law or the Deed of Trust.

4.7.	The Trustee’s actions are valid regardless of any defect discovered in its appointment or qualifications.

4.8.	The Trustee may institute any proceeding to protect the holders’ rights in accordance with applicable law and/or as specified in This Deed of Trust.

4.9.	The Trustee may appoint agents as specified in Section 25 of This Deed of Trust.

4.10.	The Trustee’s signature on this Deed of Trust does not express an opinion on its part regarding the nature of the securities offered or the advisability of investing in them.

4.11.	Trustee will not be obliged to notify any party of the signing of This Deed of Trust the Trustee will not interfere in any way in the management of the Company’s business or its affairs and this is not included among its duties.

4.12.	Subject to the provisions of any law, Trustee is not obligated to act in a manner that is not specifically detailed in this Deed of Trust, so that any information, including with regards to the Company and/or in connection with the Company’s ability to meet its obligations to the Bondholders, comes to its attention, and such is not its role.

4.13.	Subject to the provisions of applicable law and the provisions of This Deed of Trust, the Trustee undertakes, upon signing This Deed of Trust, to retain in confidence any information given to it by the Company, not to disclose it to others and not to make any use thereof, unless its disclosure or use is required in order to fulfill its duties under the Securities Law, according to the Deed of Trust, or according to a court order, or to protect the rights of the Bondholders, provided that the Trustee will coordinate with the Company – in advance, to the extent possible and permissible, and without that impairing the rights of the Bondholders – the content, scope and timing of the disclosure, so as to give the Company a reasonable amount of time to petition the courts and prevent the disclosure of said information. It is hereby clarified that the provision of information at Bondholder Meetings for the purpose of making decision regarding their rights does not constitute a breach of said duty of confidentiality. The Trustee will retain the information in complete confidentiality, at least with the same level of care as it retains its own confidential information, and will instigate a level of care no less than reasonable for this purpose. The provision of such information to the authorized representatives and/or professional advisors of the Trustee (jointly hereinafter: the “Consultants”) shall be subject to the Consultants’ signing an NDA and the absence of any conflict of interest as stated in Appendix A to this Deed of Trust (subject to the Company’s option of revising (by way of immaterial changes) its form – in a reasonable fashion and in a form acceptable to the Trustee) –and to its delivery to the Company prior to the provision of said information to the Consultants.

4.14.	The Trustee may rely on the presumption referenced in Section 29 below and on the veracity of the identity of unregistered bondholders as furnished to the Trustee by a person whose name is listed as a proxy – issued by a nominee company – to the extent that the identity of the holder is not listed in the proxy letter.

4.15.	The Trustee may, in the framework of its fiduciary activity, rely on any written document, including letter of provisions, notices, petitions, consents or confirmations, which are due to be signed or issued by any person or entity, which Trustee believes in good faith to have been signed or issued by it.

4.16.	The Trustee shall furnish the Company with written notice of any changes to the Trustee’s contact information within seven Business Days of such changes.

4.17.	It is hereby clarified that the termination of the Trustee’s term of office shall not derogate from any rights, claims or legal actions that the Company and/or the Bondholders may have against the Trustee, if any, the cause of which precedes and/or arises from a claim that precedes the termination of its term as Trustee, and this will not release the Trustee from any liability under applicable law. Moreover, that the termination of the Trustee’s term of office shall not derogate from any rights, claims or legal actions that the Trustee may have against the Company and/or the Bondholders, if any, arising from a claim the cause of which precedes the termination of its term as Trustee, and this will not release the Company and/or Bondholders from any liability under applicable law.

4.18.	As of the signing of This Deed of Trust, the Trustee represents that it is insured under professional liability insurance for a total of USD 10 million for the applicable period (hereinafter: the “Coverage Amount”). If, for any reason, the Coverage Amount falls under USD 8 million prior to the full payment of the Bonds (Series A), the Trustee will inform the Company within seven business days of being informed of said reduction by the insurer so that it will publish an immediate report about this. The provisions of this section shall apply until the entry into force of Securities Law Regulations that govern the insurance coverage duties of the Trustee. After the entry into force of said regulations, the Trustee will be required to inform the Company only in the event that the Trustee fails to comply with the Regulations.

5.	Acquisition of Bonds by the Company and/or by Related Holders

5.1.	Subject to the provisions of applicable law, the Company reserves the right to purchase (whether on the Stock Exchange or not) at any time, at any price and under conditions deemed appropriate by it, Bonds (Series A) that will be in circulation from time to time, without prejudice to the repayment obligations it assumed. In the event of such acquisition by the Company, the Company shall announce the acquisition by means of an immediate report.

5.2.	Bonds acquired by the Company shall be deemed to be repaid, cancelled and delisted, subject to the rules of the Stock Exchange, and the Company shall not be entitled to reissue them. If the Bonds are acquired by the Company, the Company shall seek the Stock Exchange Clearing House’s permission to withdraw the Bond Certificates. The Company shall file an immediate report on the acquisition of bonds effected by it as stated, to the extent required by law.

5.3.	A subsidiary of the Company and/or a related company of the Company and/or an affiliated company of the Company and/or the controlling shareholders (directly and/or indirectly) and/or a company controlled by the controlling shareholders of the Company, their family members or a corporation controlled by one of them or a corporation controlled by the Company (to the exclusion of the Company, to which the provisions of Section 5 .1 above apply) (jointly hereinafter: “Related Holder”) may purchase and/or sell from time to time, between on the Stock Exchange and elsewhere, including by way of offering by the Company, Bonds (Series A), at whatever price they choose, and sell them accordingly. In the event of such an acquisition and/or sale, the Company will immediately report it once it becomes aware of the acquisition and/or sale in accordance with the provisions of applicable law and to the extent required by law. Bonds held as stated by a Related Holder will be considered the property of the Related Holder, will not be delisted, and will be transferable as are the other Bonds of the Company (subject to the provisions of the Deed of Trust and the Bond). As long as the Bonds remain the property of a Related Holder, they shall not grant them voting rights at Bondholder Meetings of the Company, and shall not be included in the process of determining the presence of a quorum at those meetings, and shall not be included in the “Par Value Balance of Bonds in Circulation” in connection with votes and attendance at Bondholders Meetings.

5.4.	Nothing stated Sections 5.1 through5.3 above – in and of itself – will require the Company or the Bondholders to acquire bonds or sell the Bonds held by them.

6.	The Company’s liabilities

6.1.	The Company undertakes to pay – within the prescribes periods – all principal, interest (including penalty interest, if applicable) and USD exchange rate differentials under the terms of the Bonds and to meet all other conditions and obligations imposed on it under the terms of the Bonds and the Deed of Trust.

6.2.	In any case where the due date of principal and/or interest occurs on a non-business day, the payment date will be postponed to the first business day thereafter, with no additional payment applying of any kind (including penalty interest, if applicable), and the “effective date” for the purpose of determining eligibility for redemption or interest will not change as a result thereof.

6.3.	Limitations on distributions:

The Company undertakes that it will not effect any distribution (as defined in the Companies Law) until after the Bonds are finally repaid.

Notwithstanding the provisions of this section, this obligation of the Company shall expire and shall no longer be in force if more than 90% of the Bonds (par value) have been converted into Company Shares (however, in any event, the Company undertakes – in accordance with Stock Exchange requirements – not to distribute a dividend in such a way that, due to the distribution of the dividend, its equity capital will be less than NIS 24 million as long as the Bonds (Series A) are listed on the Stock Exchange)

6.4.	Financial covenants

The Company undertakes that – as long as the Bonds (Series A) have not yet been fully repaid – it will comply with the financial covenants set forth below:

6.4.1.	Minimum Equity - The Company warrants that – as of the release of the funds originating in the proceeds of the offering and held in the “offering account” by the Company’s Trustee and as set forth in Section 7.3 below, and as long as the Bonds (Series A) are in circulation – its equity will not be less than USD 5 million for two consecutive quarters;

6.4.2.	Minimum Cash Balance - The Company warrants that – as long as there are Bonds (Series A) in circulation – its minimum cash balance will not be less than USD 5 million for one whole quarter.

The review of the Company’s compliance with the financial obligations enumerated in Section 6.4 will be effected as of the signing of the Company’s consolidated financial statements and/or the date on which the Company publishes as an official press release on EDGAR that contains a summary of the Company’s financial position and results (unaudited), whichever is earlier, and as long as Bonds (Series A) are in circulation, and no review will be conducted in the interim periods between these reports. The Company shall include a note that describes its compliance or non-compliance with any of the financial covenants stated in the notes to any financial statement or press release, together with the numerical data of each financial covenant. Should the Company fail to comply with any covenant, it shall inform the Trustee thereof in writing, in addition to any reporting obligation assumed by the Company under applicable law, and do so within two business days of the report date as stated in this paragraph.

The calculation of each of the financial covenants for the purpose of Section 6.4 above (hereinafter in this section: the “Relevant Tests”) will conform to the accounting standards that apply to the company as of signing this deed of trust. In the event of material changes to the accounting standards that apply to the Company, including cases where the Company adopts different accounting rules or regulations that are not those that apply to it at the time of signing this Deed, the Relevant Tests will be applied according to the consolidated financial statements that were prepared in accordance with the accounting standards that apply to the Company as of signing this deed, without any regard for such material changes, and the Company shall publish, together with its financial statements or in the framework thereof, or together with the summary of its financial position and results (unaudited), as the case may be, an abridged pro forma statement (without notes) that omits the aforementioned material changes, and specifies the material differences between the accounting standards as of signing this Deed of Trust and the other standards that apply to the Company, and all on a quarterly basis. If the company restates its financial statements and, following the restatement, fails to comply with one or more financial covenants, the restatement date will be regarded as the date on which the Company failed to meet the financial covenant for the first time.

In this context, “material change” – a change representing a difference of at least 5% between the result of the financial covenant under the accounting standards that applies to the Company as a result of the change – whether or not it was initiated by the Company – and the result of that financial covenant pursuant to the standards known at the time of issuance.

6.5.	Listing

The Company warrants that the Bonds (Series A), which will be issued for the first time under the prospectus – will be listed on the Stock Exchange. The Bonds (Series A) that will be listed on the Stock Exchange shall be in the name of nominee company as set out in this Deed of Trust.

6.6.	Undertaking not to create pledges (negative charge)

Subject to the foregoing, the Company warrants – as long as the Bonds (Series A) are not fully and finally repaid – that it will not create or agree and/or undertake to create in favor of any third party any floating charge of any ranking over all of its present and future property and rights, i.e., a general floating charge, to secure any obligation or debt of any kind, without meeting at least one of the following conditions:

6.6.1.	This was approved in advance by the Bondholders Meeting (Series A) by way of a special resolution. In the alternative:

6.6.2.	The Company will create in favor of the Bondholders (Series A) - concurrently with the creation of the third-party charge – a floating charge of equal ranking, pari passu with respect to the ratio of liabilities and debts – to secure the entire outstanding debt balance with respect to the Bondholders (Series A), which will remain in force as long as the Bonds (Series A) are not fully and finally repaid, or until the charge in favor of the aforementioned third party is cancelled, whichever is earlier.

If the Company creates such a charge in favor of the holders, and the charge needs to be registered with the Register of Pledges (via the Registrar of Companies and/or any other register under applicable law for the purpose of its supplementation) – the charge shall be deemed to be duly registered only after the Company has furnished the Trustee with all of the following documents, the text of which documents will be drafted to the satisfaction of the Trustee (if applicable): (a) A certified copy of the pledge document under which the pledge was registered in favor of the Trustee, originally signed by the Company and stamped with the words “Received” or “Submitted and under Review” by the Registrar of Companies office – within 21 days of signing the document. If the pledge documents are submitted via e-mail, the Company will include (among the recipients) the Trustee in the message sent to the Registrar of Companies in lieu of the “Received” or “Submitted and under Review” stamp (it is hereby clarified that, in such cases, the submission will still be effected within 21 days of signing the pledge document). If the pledge is created through the online pledge registration system, the Company will not be required to provide the trustee with any references in connection with filing the application for the pledge’s creation; (b) if required by the law at the time, a certified copy of the Notice of Mortgage Information and Pledges (Form 10), signed with a “Received” or “Submitted and under Review” stamp by the Registrar of Companies, and bearing a date not later than 21 days after the notice’s creation or any other date prescribed under applicable law. If the pledge documents are submitted via e-mail, the Company shall include the Trustee (among the recipients) in the message sent to the Registrar of Companies in lieu of a “Received” or “Submitted and under Review” stamp; (c) a certified copy of the pledge certificate issued by the Registrar of Companies and/or any other register under applicable law; (d) list of pledges issued by the Registrar of Companies and/or any other register under applicable law under which said pledge is registered; (e) a statement by a senior Company officer that the pledge does not conflict with the Company’s obligations towards third parties; (f) an expert opinion by an outside lawyer of the Company as to whether the pledge is valid and enforceable without any limitation.

If a floating charge has been created over all of the Company’s assets in favor of holders and any third party as set forth in this section above, the utilization of the charge by the trustee of the Bonds (Series A) shall not be subject to the consent of the third party and the utilization of the charge by the third party shall not require the consent of the Trustee of the Bonds (Series A) or any of their holders, as applicable (jointly hereinafter: the “Parties”). In view of the foregoing, each of the Parties may – independently and at its discretion (provided that it has the right to do so in accordance with the relevant deed of trust or the provisions of the relevant pledge agreement) – realize and institute (alone) all the procedures needed to have the pledged asset disposed of.

An officer (receiver or other officer entrusted with the pledge’s realization) appointed at the request of one of the Parties may be appointed for all Parties. The Trustee may join the proceeding instituted by any of the other Parties at its discretion or pursuant to the resolution of the Bondholders Meeting (Series A). The Company will furnish the Trustee with the contact information of the third party that possesses the floating charge so as to have the notice of realization furnished immediately upon the Trustee’s first request.

The Company undertakes to notify the trustee in writing as soon as it becomes aware of proceedings instituted to realize the pledge by the third party and/or any notice by it or any representative thereof of their intention to institute such proceedings.

For the avoidance of doubt, it is hereby emphasized that the provisions of this section do not preclude the Company from pledging its assets if required under agreements made in the regular course of its business and for the purpose of the Company’s current operations by way of fixed charges, including the creation of floating charges over one or more specific assets, in which case the provisions of this section above will not apply.

It is hereby clarified that nothing stated in this section is intended to preclude the Company from selling its assets and/or businesses, subject to the provisions of this Deed. It is further clarified for the avoidance of doubt that nothing stated in this section precludes companies held by the Company (including subsidiaries, affiliates and related companies) from creating any pledges, fixed or floating, over their assets.

The Company represents that, as of signing this Deed of Trust, the Company has neither created nor undertaken to create a floating charge of any ranking over all of its present and future assets and rights, i.e., a general floating charge.

If a floating charge is registered in favor of the bondholders – pari passu with the third party as stated in this section above – the Company undertakes to publish – in the notes included in the first financial statements published by it after the charge’s registration – the following information: a. the book value of all Company assets pledged by way of a fixed charge and such value of all the Company’s assets pledged by way of a floating charge; b. the book value of all of the Company’s unpledged assets; c. The Company’s total liabilities that are backed by pledged assets; d. The Company’s total liabilities that are not backed by pledged assets. If the Company requests the consent of the holders to create the aforesaid charge in favor of only a third party as stated in this section above, the Company undertakes to publish the above information upon the publication of the immediate report that includes the meeting’s invitation. In any case where a floating charge is recorded as stated in this section above in favor of the trustee for the holders and after the publication of the first financial statements as stated, and as long as the charge in favor of the trustee for the holders is registered, the Company undertakes to publish the above information in the notes to each published annual statements.

6.7.	The Company warrants that – until the Bonds’ repayment – it will not incur any further financial debt (for the purposes of this section — “financial debt” — bonds, bank credit and non-bank credit). This obligation shall not apply in respect of the following cases:

6.7.1.	Unsecured financial debt in the aggregate amount of up to USD 500 thousand.

It is hereby clarified that current liabilities in the framework of current operations and Company’s normal course of business, which are included in the working capital of the Company in respect of inventories, supplier credit and trade receivables, will not be considered as “financial debt” for the purposes of this section.

Notwithstanding the provisions of this section, this obligation of the Company shall expire and shall no longer be in force if more than 90% of the Bonds (par value) have been converted into Company Shares.

7.	Securing the bonds

7.1.	The Bonds (Series A) are not secured by any collateral.

7.2.	The transfer of the offering’s proceeds to the Company from the offering proceeds account to be held by the Trustee is subject to the fulfillment of the following three (3) conditions by March 31, 2025 (hereinafter: the “Condition Precedent”):

7.2.1.	The Company is awarded a tender or contract to supply its products as a single chip supplier for neuroimaging radar (either directly or through an international Tier 1 manufacturer) to one of the following top ten automobile manufacturers that are designated as “Major OEMs” (Major Original Equipment Manufacturers): Volkswagen, Toyota, BYD, Stellantis, SAIC, Honda, Ford, Mercedes-Benz, General Motors, Renault; and-

7.2.2.	The average closing rates of the Company’s stock on Nasdaq during 30 consecutive trading days shall not be less than USD 3.1, and the cumulative average trading turnover of the Company’s shares on Nasdaq and the Tel Aviv Stock Exchange during those 30 trading days shall not be less than 300,000 shares per day. For this purpose, the closing price and turnovers will be examined according to the data and rates published on the Yahoo Finance website, and, in the absence of data quoted on that website, according to the data cited in the Reuters or Bloomberg system. The average closing rate will be a “moving average”, and it is hereby clarified that the 30 consecutive trading days can begin on any trading day. The number of days used to calculate the average closing rates does not have to begin at the beginning of any calendar period (including the beginning of a month, a listing commencement date, etc.). This condition must be met after the bonds’ (Series A) listing.

7.2.3.	The closing rate of the Company’s shares on the Nasdaq on the date on which the Company furnishes the Trustee with the documents attesting to the fulfillment of all the Conditions Precedent set forth in Section for the purpose of financially releasing the offering’s proceeds as set forth in Section 7.3.8 below shall not be under USD 3.1.

7.3.	For the purposes of the Condition Precedent referenced in Section 7.2.1, the condition shall be deemed “fulfilled” if all of the following conditions are met:

7.3.1.	The Company reported it being awarded the tender (including through an international Tier 1 manufacturer); such report will be published through Magna.

7.3.2.	The Company has furnished the Trustee with a copy of the tender specifications, including expected quantities as specified in the tender.

7.3.3.	The Company has furnished the Trustee with a copy of the tender award notice it received;

7.3.4.	The Company has furnished the Trustee with a confirmation – by a senior financial officer – that it complies with the conditions set out above in Sections 7.2.2 — 7.2.3 as well as the financial covenants set out in Section 6.4 of this Deed, together with calculations to the Trustee’s satisfaction.

As specified on the cover of the prospectus to which this Deed of Trust is attached, it is hereby clarified that the terms of the tenders and/or agreements in which the Company may participate and under which it may supply such products as stated in the Condition Precedent have not yet been determined, and, accordingly, the Company cannot assess their terms, periods, and/or the revenues that the Company is expected to generate therefrom.

Transfer of funds to the offering proceeds account, transfer of funds from the offering proceeds account and forced early redemption

7.3.5.	The full offering proceeds (gross) as set forth in the prospectus net of previous liabilities towards accredited investors in respect of the issuance of the Bonds (Series A) (hereinafter: the “Offering Proceeds”) will be transferred by it immediately after the issuance of the Bonds and to the offering proceeds account.

The Company considers the receipt of the Offering Proceeds by the Offering Coordinator as their receipt by the Company with respect to the need to comply with the requirements and guidelines of the Stock Exchange as they relate to the securities’ listing, and, in light of this, it will request the listing of the Bonds (Series A) on the Stock Exchange upon their receipt by the Offering Coordinator.

In addition to the foregoing, to ensure interest payments to the holders of the bonds until the Condition Precedent is met: (1) On September 30, 2024, the Company will transfer to the offering proceeds account an additional amount equal to the difference between the amount accrued in the account for the issuance on that date, which originates from investments made by the Trustee as specified in Section 18 of the Deed of Trust, and one interest payment (1) that is expected to be paid to the Bondholders on November 30,2024; and (2) on December 31, 2024, the Company will transfer to the offering proceeds account an additional amount equal to the difference between the amount accrued in the offering proceeds account originating in investments made by the Trustee and one (1) interest payment due to be paid to the Bondholders on March 31, 2025.

7.3.6.	For the purposes of this section:

“Offering Proceeds Account” — an account to be opened in trust by the trustee and under its name for the bondholders at a bank in Israel, which is one of the five largest banks, or a stock exchange member. The signatory rights of Offering Proceeds Account shall be vested in the trustee only.

7.3.7.	Within ten days of signing the deed, the Company shall create a single, fixed, first-ranking and unlimited charge over the Company’s interests in the Offering Proceeds Account, including all of its sub-accounts, such that the charge will cover all of the proceeds from the bonds’ issuance that are deposited in it, as well as all receipts added in the future to the Offering Proceeds Account, funds and/or deposits and/or securities deposited from time to time in the Offering Proceeds Account and any proceeds originating therefrom, including revenues, in favor of the trustee, and the provision of the following documents to the trustee:

a)	Registration certificate with respect to the pledge’s registration with the Registrar of Companies in favor of the trustee in respect of the Company’s interests, if any, in the Offering Proceeds Account and its contents. However, and without derogating from the Company’s obligation under this section, to the extent that the trustee receives a Registrar of Companies Extract under which a pledge was registered over the Company’s interests, if any exist, in the Offering Proceeds Account as stated, the receipt of a pledge certificate will not be a condition for the transfer of the offering proceeds as stated. It is hereby clarified that, upon the pledge certificate’s receipt by the Company, the Company will immediately furnish it to the trustee.

b)	A certified copy of the statement of the senior financial officer or CEO of the Company (signed in the presence of an attorney who confirmed that the certificate was signed in their presence), under which, inter alia, the pledge over the company’s interests, if any exist in the Offering Proceeds Account and its contents, does not conflict with the obligations of the Company, and all in a form that is to the satisfaction of the trustee.

c)	The pledge agreement and the “mortgage and pledges information” form are originally signed and include a “Received” or “Submitted and under Review” stamp (the stamp bears a date) of the Registrar of Companies with respect to the pledge over the Company’s interests, if any, in the Offering Proceeds Account and its contents, under which the Offering Proceeds Account will be pledged in favor of the trustee, bearing a date not exceeding 21 days after the signing of the documents specified in this subsection or another reference to the satisfaction of the trustee with respect to the timely submission of those documents. Notwithstanding the above, if the pledge documents are submitted via e-mail, the Company will include (among the recipients) the Trustee in the message sent to the Registrar of Companies in lieu of the “Received” or “Submitted and under Review” stamp. A copy of the deed of trust will be attached to the pledge agreement.

d)	A certified copy of the abridged board resolution to create the Offering Proceeds Account in favor of the trustee.

e)	A signed expert opinion on the pledging of the Company’s interests, if any, in the Offering Proceeds Account and its contents, signed by the Company’s external lawyers, regarding said pledge, including its registration, whether it is valid under Israeli law, its ranking (with respect to creditors), it being enforceable in Israel with respect to its ranking, and with regard to the fact that the granting of said charge does not conflict with the Company’s constitutional documents, and all in a form that is to the satisfaction of the trustee.

The Company considers the receipt of the Offering Proceeds by the Offering Coordinator as their receipt by the Company with respect to the need to comply with the requirements and guidelines of the Stock Exchange as they relate to the securities’ listing, and, in light of this, it will request the listing of the Bonds (Series A) on the Stock Exchange upon their receipt by the Offering Coordinator.

7.3.8.	Within two business days of furnishing the documents listed above, which indicate that all of the Conditions Precedent specified in Section 7.2 have been fulfilled to the satisfaction of the Trustee, the Trustee shall transfer – from the Offering Proceeds Account to the account prescribed by the Company – the offering proceeds and the balance of funds accrued in the Offering Proceeds Account.

7.3.9.	If Bonds (Series A) were converted into shares before the Condition Precedent is fulfilled, the trustee shall release the amount against which the conversion was effected from the Offering Proceeds Account to the Company within two business days of the conversion, provided that the amount deposited in the Offering Proceeds Account, after said transfer, is not lower than the par value of the Bonds (Series A) in circulation.

7.3.10.	Full Forced Early Redemption

a)	If, by March 31, 2025 and as specified in Section 7.2 above (hereinafter: the “Effective Period”) the certificates specified in Section 7.3 above are not furnished, or, in the alternative, if, during the Effective Period, the Company furnishes the trustee with a written notice whereby it is unable to furnish said certificates in the Effective Period, whichever is earlier, but in any case not before the 30 days have elapsed since the bonds’ issuance, the Company shall effect a forced early redemption of the outstanding balance of the entire bonds’ principal, the accrued interest thereon, and the USD indexation differentials, all in accordance with and subject to the provisions of this section below (hereinafter: “Cause for Forced Redemption”).

b)	Within one business day of the emergence of the Cause for Forced Redemption, the Company will publish an immediate report on the early redemption of the entire par value of the Bonds (Series A), by way of a single payment in the amount of the liability value of the Bonds (Series A), i.e. the principal amount of the Bonds plus interest accrued thereon as well as USD indexation differences between the first trading day after the tender date under the Prospectus and the actual early redemption date (the “Early Redemption Amount”), which will be paid to the holders of the Bonds between 21 days and 45 days of the immediate report’s publication, as indicated in said immediate report (hereinafter in this subsection: “Early Redemption Date”). The interest rate that covers the period that ends on the Early Redemption Date shall be the annual interest rate of the bonds (6.5%) (calculated on the basis of 365 days a year, according to the number of days in that period) with respect to the bond principal repaid upon the Forced Early Redemption. If, within two business days of the Early Redemption Date, the net Offering Proceeds and the revenues therefrom (net of commissions and management fees) as found in the Offering Proceeds Account (hereinafter in this section: “Offering Proceeds Funds”) are lower than the amount that, under the provisions of this section above, is payable to the holders of the bonds (Series A) on Early Redemption Date, the Company shall transfer to the Offering Proceeds Account – one business day before the Early Redemption Date (and/or pay the holders of the Bonds (Series A) on the Early Redemption Date) – the difference between the amount in the Offering Proceeds Account and the amount of the early redemption, and the Trustee shall transfer – from the Offering Proceeds Account to the nominee company – all of the funds necessary to effect the early redemption. If a balance remains in the Offering Proceeds Account after the aforementioned early redemption, it will be transferred to the Company.

7.4.	All of the Bonds (Series A) shall have an equal degree of security among themselves (pari passu) in connection with the Company’s obligations under the Bonds and without preference or priority of one over the other.

7.5.	For the avoidance of doubt, it is hereby clarified that the trustee has no obligation to examine, and in fact has not examined, the need for collateral to secure payments to the bondholders. The trustee has not been asked to conduct, and has not conducted, a financial, accounting or legal due diligence process that examines the business position of the Company or its subsidiaries. By entering into this deed of trust, and subject to the trustee’s consent to serve as trustee towards the bondholders, the trustee does not express its opinion, be it express or implied, as to the Company’s ability to meet its obligations towards the Bondholders. Nothing stated above derogates from the trustee’s obligations under applicable law or the Deed of Trust, including the trustee’s obligation (if it applies to the Trustee under applicable law) to examine the effect of changes in the Company as of the date of this Deed of Trust onwards, to the extent that they might exert a negative effect on the Company’s ability to meet its obligations to the bondholders. Nothing stated above derogates from Trustee’s obligations under applicable law and/or the Deed of Trust.

8.	Early redemption of bonds

8.1.	Early redemption initiated by the TASE

If the Exchange decides to delist the Bonds (Series A) that have not yet been repaid because the value of public holdings in the Bond Series (Series A) has become lower the amount prescribed in the Exchange’s Regulations with respect to the delisting of bonds, the Company will effect an early redemption and take the following measures:

8.1.1.	Within 45 days of the date on which the TASE Board of Directors decides to delist, the Company will announce an early redemption date on which the Bondholder may redeem the Bonds. The Notice of Early Redemption will be published in an immediate report and in two daily newspapers in Israel in the pertinent official language, and will be delivered in writing to all registered Bondholders.

8.1.2.	The Early Redemption Date with respect to the Bonds (Series A) will be at least 21 days after the publication of the notice and no later than 45 days after that date, but it will not fall during the period between the Effective Interest Payment Date and the date of its actual payment.

8.1.3.	Upon the Early Redemption Date, the Company will redeem the Bonds (Series A) that its holders have sought to redeem. The redemption proceeds amount shall be the highest of (1) the market value of the balance of Bonds (Series A) in circulation; (2) the liability value of the Bonds (Series A); (3) the cash flow balance of the Bonds (Series A) in circulation — in the same manner described in Section 8.2.8 of This Deed below).

8.1.4.	The setting of an early redemption date as stated above will not derogate from the redemption rights prescribed under the Bonds (Series A), and it will not impair the conversion rights of any Bondholders who do not redeem them on the early redemption date as stated, but the Bonds will be delisted from the Stock Exchange, and the resulting tax implications will apply thereto.

8.1.5.	The early redemption of the Bonds as stated will not grant – to any Holder of Bonds that were so redeemed – the right to the payment of principal and/or interest and/or USD indexation differences in respect of the period that follows the redemption date.

8.2.	Forced Early Redemption

The Company may not have the Bonds (Series A) fully redeemed early of its own volition, except under the circumstances specified in Section 8.2.1 below:

8.2.1.	The Company may redeem all of the Bonds (Series A) by way of full forced early redemption in the event of a transaction or any other agreement under which all of its publicly held shares are sold or transferred, such that the Company becomes a private company, and its shares will be delisted from every stock exchange (including “Going Private” transactions, whether by way of merger; reverse triple merger; settlement or an arrangement under Section 350 of the Companies Law; or a full tender offer);

If the Company may – at its sole discretion – calls for the Bonds’ (Series A) full early redemption under the circumstances described in Section 8.2.1 above, the following provisions will apply, all subject to the guidelines of the Securities Authority and the provisions of the Stock Exchange Regulations and the guidelines promulgated thereunder, as in effect on the relevant date:

8.2.2.	In the event of a binding agreement to enter into such a transaction, the Company may, but is not obligated, to announce a forced early redemption of the Bonds (Series A) within 14 days of the entry into the agreement. In such cases, the Company will issue an immediate report, a copy of which shall be furnished to the trustee, in which it will inform the Bondholders (Series A) of the forced early redemption date.

8.2.3.	The Early Redemption Date shall be no earlier than twenty-one (21) days before and no later than forty-five (45) days after the report on the forced early redemption, but not during the period that begins on the effective date of interest payment and ends upon the interest’s actual payment (“Forced Early Redemption Date”). In the immediate report published by the Company, the Company shall specify the Forced Early Redemption Date, the amount of principal to be repaid, as well as the interest rate and USD indexation differences accrued in respect of the principal amount until the Forced Early Redemption Date.

8.2.4.	Up to three (3) days prior to the Forced Early Redemption Date, each holder may convert their bonds into ordinary shares of the Company. No conversion will take place during the three days preceding the Forced Early Redemption of the Bonds (Series A). However, if the last conversion date before redemption is a non-trading day, the last conversion date will be postponed to the next trading day thereafter.

8.2.5.	Notwithstanding the provisions of the Deed of Trust and Section 9.1.1 overleaf, if the Company announced its intention to effect a forced early redemption, then the outstanding principal balance of the Bonds listed in the Register on the same date shall be convertible into registered ordinary shares of the Company, of NIS 0.000216 par value each, such that each NIS 8.53 par value of the Bonds (Series A) are convertible into one ordinary share of the Company; subject to the other conversion-related provisions and other adjustments as set forth in the Deed of Trust in relation to conversion terms.

8.2.6.	The Company may not repay the Bonds (Series A) by way of forced early redemption before thirty (30) have elapsed since the first listing of the Bonds (Series A) on the Stock Exchange.

8.2.7.	The Company shall furnish the nominee company with the funds needed to effect the forced early redemption in accordance with applicable law, including the Stock Exchange Clearing House’s by-laws.

8.2.8.	The amount paid to the holders of the Bonds (Series A) in the event of forced early redemption shall be the higher of the following: (1) the market value of the balance of Bonds (Series A) in circulation, which shall be determined by the average closing price of the Bonds (Series A) in the thirty (30) trading days preceding the Forced Early Redemption Date. Notwithstanding the foregoing, if the early redemption is scheduled for a quarter which also includes an interest payment, in such cases, and to calculate the market value of the Bonds (Series A) payable to holders pursuant to this Section, the market value of the balance of Bonds (Series A) in circulation that are to be subjected to early redemption shall be exclusively subtracted by the aforementioned interest payment; (2) the liability value of the Bonds (Series A) in circulation, i.e. principal plus interest (including penalty interest, if applicable) that is calculated until the Forced Early Redemption Date plus USD indexation differentials. Interest payments: it is hereby clarified that the interest accrued until the Forced Early Redemption Date will be paid with respect to the entire outstanding balance; (3) the cash flow balance of the Bonds (Series A) in circulation (principal plus the interest that the bonds carry upon Forced Early Redemption (including penalty interest, if applicable) and the accrued USD indexation differences as of forced early redemption), discounted according to the Government Bond Yield (as defined below) plus interest at a rate of 0.9%, calculated on the basis of a daily calculation (365 days a year). The discounting of the Bonds (Series A) that are called for early redemption will be calculated from the Forced Early Redemption Date to the last payment date scheduled for the Bonds (Series A).

In this context: – “Government Bond Yield” means the average yield (gross) to maturity in the seven business day period that ends two business days before the date of the notice of forced early redemption, of two series of USD-denominated bond series of the State of Israel, whose average life is the closest to the average life of the Bonds (Series A) on the relevant date, i.e.: one series whose closest average life is higher than the average life of the Bonds (Series A) on the relevant date, and one series whose closest average life is lower than the average life of the Bonds (Series A) on the relevant date, and whose weighted value will reflect the average life of the Bonds on the relevant date.

Example: If the average life of Government Bond A is four years, the average life of Government Bond B is two years and the average life of the loan balance is 3.5 years, the yield will be calculated as follows:

4X + 2(1-X) = 3.5

X = Yield weight of Government Bond A.

X-1 = Yield weight of Government Bond B.

According to this calculation, the annual yield of Government Bond A will be 75% of the “Yield,” and the annual yield of Government Bond B will be 25% of the Yield.

“AL” - Average Life.

8.2.9.	The Company may exercise its right to full forced early redemption under the conditions set forth above, provided that it covers all Bonds (Series A) that are in circulation on the date of the notice of forced early redemption (and not prorated to part of the Bonds (Series A) that are in circulation).

9.	Immediate repayment

9.1.	In the event of one or more of the following and as long as they persist, the provisions of Section 9.2 below shall apply, as the case may be:

9.1.1.	If the Company has not made any of the payments that are payable by it to Bondholders under the terms of the Bonds (Series A) or this Deed of Trust, or if another material obligation in favor of the Holders is not fulfilled, and the Company has not cured said breach within five (5) business days of it being informed thereof. It should be clarified that, in the event of the Company’s non-compliance with its obligations as stated in Section 6.4 above, the provisions of Section 9.1.14 below will apply.

9.1.2.	If the company decides to dissolve (excluding liquidation as a result of a merger with another company subject to the provisions of Section 9.10 below) or if a permanent and final liquidation order is issued against the Company by a court, or in the event of a similar proceeding under the Insolvency Law, or if a permanent liquidator or similar officer under the Insolvency Law is appointed, or if a Trustee is appointed for the Company as defined in the Insolvency Law.

9.1.3.	If a temporary liquidation order is issued by a court or a temporary liquidator is appointed or in the event of any judicial decision of a similar nature or any other decision or order or if any similar officer is appointed under Insolvency Law or a Temporary Trustee is appointed as defined in the Insolvency Law, and such said or decision is not rescinded within thirty (30) days of the order’s issuance or the decision’s entry, as applicable. Notwithstanding the above, the Company will not be given any cure period with respect to motions filed or orders issued, as the case may be, by the Company or with its consent.

9.1.4.	If the Company has discontinued its payments or announced its intention to do so.

9.1.5.	If the Company does not publish a financial statement or financial results that it is required to publish under applicable law within 30 days of the deadline for such publication.

9.1.6.	If the Bonds are delisted.

9.1.7.	If an order is issued for the appointment of a permanent receiver with respect to the Company, or if a Trustee Appointment Order is issued as defined in the Insolvency Law, or with respect to substantially all of the Company’s assets.

9.1.8.	If an motion for receivership or the appointment of a receiver (temporary or permanent) is filed with respect to substantially all of the Company’s assets, or if an order is issued to appoint a temporary receiver or a temporary trustee as defined in the Insolvency Law or any other similar officer in accordance with the provisions of the Insolvency Law with respect to substantially all of the Company’s assets, which have not been deferred or rescinded within forty and five (45) days of submission, as applicable. Notwithstanding the above, the Company will not be given any cure period with respect to motions filed or orders issued, as the case may be, by the Company or with its consent.

9.1.9.	If a foreclosure is imposed or a charge is realized with respect to substantially all of the Company’s assets, or if execution office measures are taken with respect to substantially all of the Company’s assets, and the foreclosure is not removed, or the realization is not rescinded, or the order is not cancelled within forty-five (45) of imposition or realization or issuance. Notwithstanding the above, the Company will not be given any cure period with respect to motions filed or orders issued, as the case may be, by the Company or with its consent.

9.1.10.	If the Company merges with another entity without the prior approval of Bondholders (Series A) by way of ordinary resolution, unless the Company or the surviving entity has stated, at least ten (10) business days prior to the date of the Merger, that there is no reasonable concern that the Company (or the surviving entity, as the case may be) will not be able to meet the Company’s obligations towards the Bondholders (Series A).

9.1.11.	If the Company files an order for stay of proceedings or any similar order (including a motion to institute proceedings) in accordance with the Insolvency Law, or if a stay of proceedings order is issued with respect to the Company or any similar order (including an order to institute proceedings) under the Insolvency Law, or if the Company files a motion for a settlement or a composition with creditors under Section 350 of the Insolvency Law (except for the purposes of merging with another company and/or structural changes, including splits that are not prohibited by this Deed of Trust, and except for arrangements between the Company and its shareholders, which are not prohibited under this Deed and that do not affect the Company’s ability to repay the Bonds (Series A)), or if the Company presents another settlement offer to its creditors in view the Company’s inability to timely meet its obligations or, if a motion under Section 350 of the Companies Law is filed against the Company or a motion under the Insolvency Law (without its consent) - which is not dismissed or rescinded within forty-five (45) days of submission.

9.1.12.	The Company ceases to conduct its business operations and/or announces its intention to cease to conduct and/or manage its business operations.

9.1.13.	If the Company (for this purpose, the “Company”, together with companies under its control) changes its operations such that the core of its operations does not consist of car radars (the “Segment of Operations”), or if most of the Company’s assets are sold; it is hereby clarified that the Company’s activities in other segments of operations in addition to the Segment of Operations will not be considered a change to the main segment of operations, provided that the assets ascribed to the Segment of Operations (as defined above) constitute at least 65% of the Company’s total assets according to the Company’s financial statements. For the purposes of this section, “Sale of Substantially All of the Company’s Assets” (except to corporations wholly owned by the Company) during twenty-four consecutive months with respect to an asset or combination of assets of the Company or of consolidated companies its financial statements, whose value or aggregate value (as the case may be) in the Company’s latest consolidated financial statements published before the relevant event occurs exceeds 50% of its balance sheet assets according to the Company’s financial statements as stated, without prior approval having being granted by way of ordinary resolution; but excluding sales in the framework of which, according to an immediate report published by the Company, all of the proceeds were used by the Company or the Company undertook to use all those proceeds to purchase another asset or other assets, to the exclusion of the purchase of an asset from a consolidated company or an investment (including investments in consolidated companies) in the Segment of Operations.

9.1.14.	The Company has not complied with one or more of the financial covenants set forth in Sections 6.4.1 to 6.4.2 above during the periods specified in Section 6.4 above, or if the Company effected a distribution contrary to the provisions in Section 6.3 above, provided that, in relation to non-compliance with one or more of the financial covenants, the Company has not been granted an extension by the holders of the Bonds (Series A) under a special resolution or by the “Urgent Delegation” under the Deed of Trust, or, if the Company is not granted a waiver of the breach by the holders of the Bonds (Series A) under a special resolution.

9.1.15.	In the event that the Company expands Bond Series A, such that the expansion fails to conform to any of the Company’s obligations as set forth in Section 3.3 of the Deed of Trust or if any of the obligations in Section 3.1 above are breached.

9.1.16.	If another bond series issued by the Company and that is currently in circulation has been called for immediate repayment; or if a material debt of the Company and/or a consolidated company (as defined below) has been called for immediate repayment by a lender or several lenders, and the call for immediate repayment has not been canceled within ten (10) days.

For this purpose, “material debt” means a debt (one or more) to a financial institution or institutions or an institutional body or institutional entities or any other financial creditor or financial creditors (hereinafter: “Financial Lender”), in an aggregate amount that exceeds NIS 10 million, provided that, if the debts in question are cumulative debts to a Financial Lender, they have been called for immediate repayment simultaneously or on dates that are close to each other). The Company shall furnish the trustee with a written statement signed by a senior officer of the Company within three (3) business days of it being notified of the call for immediate repayment, and specifying the total liability value of the material debt as of the call for immediate repayment.

9.1.17.	If trading in the Bonds on the Stock Exchange is suspended by the Stock Exchange, except for suspension on grounds of ambiguity as stated in Part 4 of the Stock Exchange Regulations, and sixty (60) days have elapsed from the date of suspension, during which the suspension was not cured or cancelled.

9.1.18.	The Company has fundamentally breach a terms and/or obligation contained in this Deed of Trust or of a Bond, including cases where it emerges that a material representation of the Company’s in a Bond or the Deed of Trust is incorrect or incomplete, and all provided that the Trustee asked the Company to cure the breach and the Company has failed to do so within fourteen (14) days of the notice.

9.1.19.	If the Company’s business operations substantially worsened compared to its condition on the date of the offering and there is real concern that the Company will not be able to timely repay the Bonds.

9.1.20.	There is a real concern that the Company will not meet its material obligations towards the Bondholders.

9.1.21.	If the Company’s shares cease to be traded on the stock exchange in Israel or outside of Israel as specified in the Second or Third Addendum to the Securities Law.

9.1.22.	If the Company created charges contrary to its obligation in Section 6.6. above.

9.1.23.	The Company has breached its obligation not to incur additional financial debt in accordance with Section 6.7 above.

9.1.24.	If a “going concern” note is recorded in the Company’s financial statements that has not been removed in a subsequent financial statement of the Company.

In Section 9.1:

“Financial Statements” – the Company’s most recent consolidated financial statements (audited or reviewed) that were published prior to the event.

“Substantially All of the Company’s Assets”: an asset that constitutes more than 15% of total assets in accordance with the consolidated financial statements of the Company or its financial results as published before the relevant event or a combination of several assets, the aggregate value of which in the consolidated financial statements or financial results published before the relevant event exceeds 25% of its balance sheet assets according to the financial statements as stated.

9.1.25.	The Company was awarded a tender or contract for the supply of its products (either directly or through an international Tier 1 manufacturer), as set out in Section 7.2.1 of this deed, and received a notice of the award’s cancellation after the notice of award.

However, there will be no cause for immediately repayment under this section if the Company has presented another and/or additional notice of award that conforms to the provisions of Section 7.2.1 above; and/or if over 90% of the Bonds (par value) have been converted into the Company’s shares or repaid.

9.2.	In any of the events listed in Section 9.1 above and in accordance with the provisions thereof, including its subsections (including the cure periods contained therein):

9.2.1.	The Trustee must convene a meeting of bondholders, whose agenda will include a resolution to call for the immediate repayment of the entire outstanding balance of Bonds pursuant to any of the events listed in Section 9.1 above, and shall also be obligated to convene such a meeting at the request of one or more bondholders that hold at least five percent (5%) of the par value of the Bonds, whose agenda will include a resolution to call for the immediate repayment of the entire outstanding balance of Bonds pursuant to any of the events listed in Section 9.1 above. The meeting shall be held within 21 days of the invitation date (or earlier as stated in Section 9.2.10 below).

9.2.2.	The holders’ decision to call for immediate repayment will be made at a meeting attended by holders of at least fifty percent (50%) of the nominal balance of the Bonds (of the same Series), by a majority of holders of the par value balance of the Bonds, which is represented by a vote or by a majority as stated at an adjourned meeting attended by holders of at least twenty (20%) of the aforesaid balance.

9.2.3.	If, by the date of the meeting, any of the events enumerated in Section 9.1 of this Deed of Trust is not cancelled or removed, and a resolution at the meeting of the Bondholders has been adopted as stated in Section 9.2.2 above, the Trustee will be obligated – as soon as practicable – to cause the entire unpaid balance of the Bonds to be called for immediate repayment.

9.2.4.	Notwithstanding the provisions of Section 9.2, the Trustee and/or holders may not cause the immediate repayment of the Bonds before they furnish the Company with written notice – ten (10) business days in advance – of their intention to do so; however, the Trustee or holders are not required to give the Company such notice, if there is a reasonable concern that the delivery of the notice will impair the ability to cause the Bonds’ repayment Immediate.

9.2.5.	Notwithstanding the provisions of Section 9.2, if this Deed of Trust and with respect to a certain matter (including the period of time described in the subsections of Section 9.1 above) includes a period in which the Company may take action or make a decision that will remove the grounds for immediate repayment, the Trustee or the holders may cause the immediate repayment of the Bonds as stated in Section 9, only if the period stipulated as stated has elapsed and the grounds are still in effect; however, the Trustee may shorten said period if it is convinced that it could materially and adversely affect the rights of the Holders.

9.2.6.	The delivery of a notice to the Company of the Bonds’ immediate repayment – including for the purposes of Section 9.2.4 above, may also be furnished by way of posting a notice through MAGNA of a resolution by a meeting or trustee under Section 27 below, and will constitute a call for the Bonds’ immediate repayment, provided that the call for immediate repayment has been effected in accordance with and subject to this Deed of Trust.

9.2.7.	The trustee shall notify the bondholders of the event that serves as grounds for immediate repayment immediately after it learns of it. Said notice shall be posted in accordance with the provisions of Section 27 below.

9.2.8.	Nothing stated in Section 9.2 impairs or limits the rights of the trustee or bondholders under Section 35I1 of the Securities Law or under applicable law.

9.2.9.	Notwithstanding the provisions of Section 9 above, in the event that the Company asks the Trustee – in writing – to appoint an Urgent Delegation, the provisions of Appendix 9.2.10 to the Deed of Trust shall apply. In the event of a conflict between the provisions of Appendix 9.2.10 and the provisions of this Deed of Trust, the provisions of said Appendix shall prevail over the provisions of the Deed of Trust with regard to this matter only.

9.2.10.	The Trustee may, at its sole discretion, shorten the aforementioned period of 21 days (Section 9.2.1 above) in the event that the Trustee is of the opinion that a later meeting could impair the Bondholders’ (Series A) rights. If the aforementioned periods are shortened as stated before an invitation to a meeting is issued, the Trustee will inform the Company of this state of affairs.

9.2.11.	For the avoidance of doubt, it is hereby clarified that the right to immediate repayment as stated and/or to call for immediate repayment will not derogate from or impair any other or additional remedy available to the Bondholders or to the Trustee under the terms of the Bonds and the provisions of the Deed of Trust or those of applicable law and any failure to cause the immediate repayment will not constitute a waiver of any rights of the Bondholders or the Trustee as stated.

10.	Claims and proceedings by the Trustee

10.1.	In addition to any provision of this Deed of Trust and as an independent right and power, the Trustee shall, at its sole discretion, and be obligated to do so by way of ordinary resolution, but subject to the provision of prior notice to the Company of ten (10) business days, institute any such proceedings, including legal proceedings and motions as it deems appropriate and subject to the provisions of any applicable law, to protect the rights of the Bondholders and to enforce the Company’s fulfillment of its obligations under This Deed of Trust. Notwithstanding the foregoing, the Trustee has the right to shorten the notice period (and to cancel it) if the Trustee is of the opinion that any delay in said proceedings will jeopardize the rights of the Bondholders.

10.2.	The trustee will be obligated to comply with the provisions of Section 10.1 above by way of ordinary resolution unless it believes – under the circumstances – that it is unjust and/or unreasonable to do so, and has filed a motion with the pertinent court to receive instructions at the earliest possible juncture. The publication via MAGNA of the resolution of the Bondholders Meeting as stated above shall constitute the provision of the requisite notice described in Section 10 1 above.

10.3.	Nothing stated above derogates from and/or impairs the Trustee’s right to institute legal and/or other proceedings, of its own volution or pursuant to the request of Bondholders by way of ordinary resolution, even if the Bonds have not been called for immediate repayment, so as to protect the rights of the Bondholders and subject to applicable law. Notwithstanding the provisions of Section 10, it is hereby clarified that the right to cause an immediate repayment will arise only in accordance with the provisions of Section 9 above and not those of Section 10.

10.4.	Before it institutes any such proceedings, the Trustee may convene a meeting of Bondholders so as to cause them to determine – by way of Ordinary Resolution – the proceedings that should be instituted to facilitate the exercise of their rights under the Deed of Trust and the Bonds, provided that convening the Meeting will not delay the acts of the Trustee in a way that impairs the rights of the Bondholders. The Trustee may convene additional Bondholder Meetings to receive instructions on how to conduct said proceedings. The Trustee will act in such cases without delay and at the earliest possible juncture.

10.5.	Subject to the provisions of This Deed of Trust, the Trustee may – but is not obligated to – convene a Bondholder Meeting to discuss any matter and/or receive its instructions with respect to any matter that pertains to the Deed of Trust, provided that the Meeting is convened by the Trustee in such cases without delay and at the earliest possible juncture.

10.6.	At its discretion, the Trustee may – but is not obligated to – delay any of its acts under the Deed of Trust so as to discuss the matter with the General Meeting of Bondholders and/or a court until it receives instructions from the General Meeting of Bondholders and/or the court on how to proceed. The communication with the General Meeting of Bondholders and/or court will be effected in such cases without delay and at the earliest possible date.

10.7.	For the avoidance of doubt, it is hereby clarified that none of the foregoing provisions shall derogate from and/or impair the right of the Trustee that is hereby granted to it to petition the courts at its discretion, including before the Bonds (Series A) are called for immediate repayment so as to seek any court order that relates to the Trust.

11.	Trust over receipts

All receipts received by the Trustee, excluding its fees and the repayment of any debt thereto, in any way whatsoever, including, without limitation, as a result of the immediate repayment of the Bonds and including as a result of proceedings instituted by it, if instituted, against the Company, will be held by the Trustee in trust and will be used by it for the following purposes and in accordance with the following priorities:

11.1.	First – for the settlement of all reasonable expenses, payments, levies and obligations incurred by the Trustee, imposed on it, or caused in the course or as a result of acts intended for the implementation of the Trusteeship or in any other manner, in connection with the terms of the Deed of Trust, including its fee.

11.2.	Second – for the payment of any other amount pursuant to the “undertaking to indemnify” (as this term is defined in Section 26 below);

11.3.	Third – the payment to Bondholders who incurred payments pursuant to Section 26.4 below; first - to Holders who incurred payments beyond their prorated share, and then to Holders who incurred payments according to their prorated share.

11.4.	Fourth - in order to pay the Bondholders, the late interest payable to them pari passu and prorated to the amounts payable to each of them without preference or preemptive right with respect to any of them, and without preference with respect to the dates on which the Bonds were issued by the Company or in any other fashion.

11.5.	Fifth - in order to pay the Bondholders, the late principal amounts payable to them pari passu and prorated to the amounts payable to each of them without preference or preemptive right with respect to any of them, and without preference with respect to the dates on which the Bonds were issued by the Company or in any other fashion.

11.6.	Sixth - in order to pay the Bondholders, the interest amounts payable to them under their Bonds, pari passu, whose due date has yet to elapse, and prorated to the amounts payable to them, without preference with respect to the dates on which the Bonds were issued by the Company or in any other fashion.

11.7.	Seventh - in order to pay the Bondholders, the principal amounts payable to them under their Bonds, pari passu, whose due date has yet to elapse, and prorated to the amounts payable to them, without preference with respect to the dates on which the Bonds were issued by the Company or in any other fashion.

The remaining surplus, if any exists, shall be paid by the Trustee to the Company or any entity substituting same, as the case may be.

Withholding tax will be deducted from said payments if it is mandatory to deduct it under applicable law.

The payment of these amounts by the Trustee to the Bondholders as set forth above shall be effected in accordance with the provisions of applicable law.

12.	Authority to demand payments to holders through the trustee

The Trustee may instruct the Company in writing to transfer to the Trustee’s account (for the Bondholders) part or all of the interest and USD indexation amount that the Company is required to pay to the Holders (hereinafter: the “Relevant Payment”), such that the amount of said due interest is transferred to the Trustee’s account (for the Bondholders) by the relevant interest payment and so as to finance the proceedings and/or expenses and/or fee of the Trustee under this deed (insofar as the Company did not incur said amount itself and/or furnished said amount to the Trustee in advance; hereinafter: the “Financing Amount”). The Company may not refuse to act in accordance with such a notice and, if the Deed of Trust does not require the Company to incur these amounts, then, with respect to said amounts, the Company shall be regarded as having fulfilled its obligation towards the Holders in respect of the payment of the interest that it is required had to pay them as stated above, if it proves that it has transferred the full requisite amount to the Trustee’s account. Nothing stated above releases the Company from its obligation to incur expenses and fees in cases where it is obligated to pay them under This Deed or applicable law. Moreover, nothing stated above derogates from the Trustee’s obligation to take reasonable measures to obtain the amounts payable to the Holders by the Company, which were used to finance the proceedings and/or expenses and/or fee of the Trustee under the Deed of Trust.

No later than four Trading Days before the effective date of the Relevant Interest Payment from which the Financing Amount will be deducted, an immediate report will be published that will specify the Financing Amount, its purpose, and the current interest amounts and rates that will be paid to the Holders in the framework of the Relevant Payment. If the Financing Amount is deducted from the Principal, the company will indicate in said immediate report, inter alia, the redeemable amount per NIS 1 par value, net of the Financing Amount. Moreover, the Company will indicate in said immediate report that the Financing Amount to be transferred to the Trustee will be deemed a payment to the Bondholders for all intents and purposes.

It is hereby clarified that – notwithstanding the provisions of Section 11 above and the present Section 12, the Trustee will take reasonable measures to collect the reimbursement of expenses that the Company is required to incur under the provisions of the Deed of Trust, and any amount received from the Company in this context shall be utilized by it in the order referenced in Section 11 above.

The Financing Amount that the Trustee may instruct the Company to transfer to it as stated in this section above shall be limited to NIS 500,000 (plus VAT).

13.	Authority to withhold fund distributions

13.1.	Notwithstanding the provisions of Section 11 above, if the amount obtained pursuant to the institution of the aforementioned proceedings – and which is available at any time for distribution, as set forth that Section – is less than NIS 1 million, the Trustee will not be obligated to distribute it, and it may invest it, in whole or in part, in such investments as are permitted under Section 18 of the Deed of Trust.

13.2.	When the amount of such investments, including the profits therefrom and additional funds obtained by the Trustee for the purpose of paying the Bondholders, if obtained, reaches an amount that covers at least NIS 1 million, the Trustee will pay it to the Bondholders in accordance with the provisions of Section 11 above. If, within a reasonable period of time, the Trustee does not possess an amount that covers the payment of at least NIS 1 million as stated, the Trustee may distribute the funds in its possession to the Bondholders, or at the nearest principal and/or interest payment date, and in any case no later than once every three months.

13.3.	Notwithstanding the provisions of this section above, if the Trustee is requested to do so by way of an Ordinary Resolution, the Trustee shall distribute the amounts received by it as a result of instituting the aforementioned proceedings, even before they reach NIS 1 million as set out above. Notwithstanding the foregoing, the Trustee’s fee and expenses shall be paid from said funds as soon as they reach the Trustee, and even if they are lower than NIS 1 million as stated.

14.	Notice of Distribution

14.1.	The Trustee will inform the Bondholders of the day and place on which any of the payments referenced in Sections 11 and 13 above, by way of a notice delivered to them in the manner described in Section 27 below, and before such payment is made.

14.2.	Following the day specified in the notice, the Bondholders will be entitled to the applicable interest amounts at the rate specified in the Bonds, but only with respect to the principal balance (if any), less the amount paid or offered as stated (under the circumstances referenced in Section 15 below).

15.	Failure to pay for a reason beyond the Company’s control; deposits effected by the Trustee

15.1.	Any amount due to a Bondholder – that is not actually paid on its due date due to a reason that lies beyond the Company’s control, despite the fact that the Company was willing to pay said amount – will cease to accrue interest and USD indexation differences (if applicable), and thee Bondholder will only be entitled to such amounts to which it was entitled on the due date on account of principal, interest and USD rate indexation.

15.2.	The Company will furnish the Trustee or third party agreed upon with the Trustee – within 14 days of the due date – with the amount not paid due to reasons that lie beyond its control, and will send a written notice to the Bondholders – to the addresses in its possession – of said deposit, and said deposit will be deemed the settlement of said amount by the Company, and, in case of any settlement payable on account of a Bond, also as the redemption of the Bond by the Company.

15.3.	The Company will notify the Bondholders of the funds’ transfer to the Trustee in accordance with the provisions of Section 27 below.

15.4.	The Trustee shall invest any such amount for those Bondholders – in the framework of trustee accounts in its name and to its order – by way of investments that it is permitted to make under Israeli law and the provisions of the Deed of Trust (as stated in Section 18 below), all as the Trustee deems appropriate and subject to the provisions of applicable law. If the Trustee acts as aforesaid, it will not owe said amounts to the beneficiaries, other than the proceeds from the disposal of said investments, less its fees and expenses related to said investment and the management of trust accounts, less mandatory payments applicable to said trust accounts.

15.5.	The Trustee shall furnish each Bondholder – for which said amounts were furnished to the Trustee – the amounts and/or funds payable to the Bondholders out of the funds so deposited, subject to the presentation of evidence requested by the Trustee to its full satisfaction and net of its fee, expenses and all of the expenses and mandatory payment applicable to the aforementioned trust account, including fees as shall be charged from time to time.

15.6.	The Trustee shall keep those funds and invest them as stated, until one year has elapsed since the Bonds’ final repayment. After that date, the Trustee shall furnish the Company with the amounts referenced in Section 15.5 above (including profits arising from their investment) net of its fee, expenses and other expenses incurred in accordance with the provisions of This Deed of Trust (such as the fees of service providers, etc.), insofar as it has them at that time. After the amounts are furnished to the Company, the Trustee will not owe the Bondholders (Series A) any amount with respect to the amounts so held by it. The Company will retain these amounts in trust for the Bondholders entitled to them for an additional six years. With respect to the amounts to be transferred to it by the Trustee as set forth above, the provisions of Sections 15.4 and 15.5 will apply, mutatis mutandis. Funds not sought from the Company by the Bondholder at the end of seven years as of the due date, shall be furnished to the Company, and it may use the remaining funds for any purpose whatsoever. The above shall not derogate from the Company’s obligation towards the Bondholders to pay the funds payable to them under applicable law.

15.7.	The Company will inform the Trustee in writing of the repayment of said amounts and their retention in trust for the Bondholders, and it will undertake to indemnify the Trustee for any damage incurred by it because the funds were so furnished by the Trustee to the Company, unless the Trustee acted negligently (with the exception of negligence that is exempted under applicable law).

16.	Receipt from Bondholders

16.1.	A signed receipt from a Bondholder or a reference furnished by the transferring Stock Exchange Member (with respect to principal, interest and USD rate indexation amounts paid to it by the Trustee on account of the Bond) will fully release the Trustee in all matters pertaining to the actual payment of the amounts referenced in the receipt.

16.2.	A receipt from the Trustee regarding the deposit of principal, interest and USD indexation amounts in favor of the Bondholders as stated above shall be deemed a receipt from the debenture holder for the purposes stated in Section 16.1 above regarding the release of the Company (but not the Trustee) in connection with the execution of the payments specified in the receipt.

16.3.	Funds distributed as stated in Section of 14 above shall be deemed payment on account of the Bond’s repayment.

16.4.	Trustee will be entitled to require the debenture holder to present to Trustee, at the time of payment of any interest or partial payment of principal, interest and USD indexation amounts, the Bond Certificates in respect of which the payments are made.

16.5.	The Trustee will be entitled to add a comment to the Bond Certificate regarding the amounts paid as stated above and the date of their payment.

16.6.	Trustee will be entitled in any special case, at its discretion, to waive the presentation of the debenture certificate having been furnished with an indemnification letter by the debenture holder and/or a guarantee to its satisfaction regarding damages that may be caused due to failure to register the aforementioned comment, all as it deems fit.

16.7.	Notwithstanding the above, the Trustee will be entitled, at its discretion, to retain records in a different manner, pertaining to partial payments as aforesaid.

17.	Applicability of the Securities Law

In any matter not referenced in this Deed of Trust and in any case of conflict between the provisions of the Securities Law that cannot be made conditional and the provisions of this Deed of Trust, the parties shall act in accordance with the provisions of the Securities Law that cannot be made conditional.

18.	Investment of funds

All funds that the Trustee may invest under the Deed of Trust will be invested by it through one of the five largest banks in Israel whose rating is at least AA [Standard & Poor’s Maalot Ltd.] (or its equivalent rating on the rating scale of the relevant rating company and, in the absence of a bank so rated, one of the three largest banks in Israel), by means of a USD deposit at one of the three largest banks in Israel, or by means of securities of the State of Israel whose rating is not lower than AA, whether indexed or not, under its name or to its order, as it deems appropriate, and all subject to the terms of the Deed of Trust and the provisions of applicable law. If the Trustee acts as aforesaid, it will not owe said amounts to the beneficiaries except the proceeds received from the realization of the investments less its fees and expenses, the fees and expenses related to said investment and the management of the trust accounts, the fees and less mandatory payments applicable to the trust account, and with respect to the remainder of the aforementioned funds, Trustee will act pursuant to the provisions of this Deed of Trust, as the case may be.

19.	The Company’s undertaking to Trustee

The Company hereby undertakes to Trustee, to the extent that the Bonds have not yet been fully repaid, as follows:

19.1.	To persistently manage the Company’s business and the business of its controlled corporations in a consistent and proper fashion.

19.2.	Keep regular books of account in accordance with generally accepted accounting principles, and keep the books and the documents used as references therefor, and enable any authorized representative of the Trustee to review, at a reasonable time that is coordinated in advance with the Company, any such record and/or document that the Trustee requests to review, and within five (5) business days of the Trustee’s request. In this context, an authorized representative of Trustee means any person appointed by Trustee for the purpose of such a review. The provisions of Section 4.13 above will apply to any such information or documents provided to the Trustee.

19.3.	To provide the Trustee, upon its request, with statements and/or documents and/or details and/or information, as may be requested by the Trustee, at its reasonable discretion, for the purpose of exercising the powers of the Trustee under the Deed of Trust, provided that they are reasonable, and within ten (10) business days of the Trustee’s request. The provisions of Section 4.13 above will apply to any such information that is furnished to the Trustee.

19.4.	Inform the Trustee in writing – as soon as practicable and within two (2) business days of becoming aware thereof – of the occurrence of any of the events listed in Section 9.1 above, or of any likely concern that any of them might occur, without taking into account the cure and waiting period referred to in that section.

19.5.	To furnish the Trustee – upon its request and within fifteen (15) days of the Bonds’ issuance under the Shelf Offering Report and/or Series Expansion – with a certified copy of the Bond Certificate and an amortization schedule for the Bonds’ payment (principal and interest).

19.6.	To furnish the Trustee with a written notice – signed by the Company’s senior financial officer – within seven (7) business days of the date on which the Trustee made the request, of any payment to the Bondholders and of the balance of sums payable by the Company to the Bondholders at the time following said payment.

19.7.	To furnish the Trustee with notices of the acquisition of bonds by the Company or a subsidiary, as set out in Section 5 of This Deed of Trust above. Reports of the Company through MAGNA regarding the acquisition of the bonds will be regarded as delivery to the Trustee.

19.8.	To furnish Trustee immediately upon delivery with any report that it is obligated to file with the Securities Authority. Immediate reporting through MAGNA (the Securities Authority). Any such report so published shall be deemed to have been delivered to the Trustee.

19.9.	As long as This Deed of Trust is in force, the Company shall furnish the Trustee – once a year and within ten (10) business days of the annual statements publication – with a signed confirmation – by the CEO of the Company or its senior financial officer [referencing the period that begins upon the initial offering of the Bonds (Series A) and/or previous confirmation date, whichever is later, and ends upon the current confirmation date – that the Company has not breached This Deed of Trust (including the terms of the Bonds and with respect to specific provisions of the Deed of Trust with regard to which the Trustee will request the Company’s response in that confirmation), unless expressly stated otherwise therein.

19.10.	To cause the Company’s senior financial officer to furnish the Trustee and/or any person appointed for that purpose by the Trustee – within fourteen (14) business days of the Trustee’s request – with any explanation, document, calculation or information regarding the Company, its business and/or assets that may be reasonably required, at the Trustee’s discretion, for the purpose of meeting its duties and protecting the Bondholders. The provisions of Section 4.13 above will apply to any such explanation, document, calculation or information that is furnished to the Trustee.

19.11.	To furnish the Trustee with a confirmation – signed by Company’s auditor upon its request – that all payments to the Bondholders have been timely made in full, within seven business of the Trustee’s request.

19.12.	To summon the Trustee to Company Shareholder Meetings, although it may not participate in or vote at such meetings. It is hereby clarified that the publication of an invitation to a general meeting of the Company’s shareholders through MAGNA shall be deemed as an invitation furnished to the Trustee for the purposes of this section.

19.13.	Furnish the Trustee with the reports and statements specified in Section 31.

19.14.	In addition to the reports or notices that the Company is obligated to submit pursuant to Section 35i (a) of the Securities Law, furnish the Trustee, upon its request, with an affidavit and/or the statements and/or documents and/or details and/or information requested the Trustee at its sole discretion, in good faith and in a reasonable manner.

19.15.	If the Company ceases to be a reporting corporation as defined under the Securities Law, and ceases to report under the foreign law of the country in which the Company’s securities are listed, provided that the Company’s securities are listed on an exchange outside of Israel as specified in the Second or Third Addendum to the Securities Law, the Company shall provide the Bondholders’ Trustee with reports as required from a corporation that is not a reporting corporation in accordance with the provisions of Chapter 4 of Part 2 of the Consolidated Circular of the Capital Markets, Insurance and Savings Division of the Ministry of Finance, as amended from time to time.

19.16.	Furnish the Trustee with any document or information that the Company has furnished to the Bondholders, if furnished.

19.17.	Inform the Trustee in writing – as soon as possible – of any changes to its address and/or name, within ten days of such change. The Company undertakes that – throughout the bond’s life – there will be an address in Israel to which court documents can be sent in case of any proceedings instituted against it and any Company officers.

It is hereby clarified that any report or information published (in its entirety) by the Company through MAGNA shall be deemed as having been delivered to the Trustee and as compliance with the terms of Section 19 (to the exclusion of Section 19 above).

20.	Other Liabilities

20.1.	Once the Bonds are called for immediate repayment as defined in This Deed of Trust, the Company will – from time to time and whenever requested by the Trustee – take all reasonable measures to enable the exercise of all powers granted to the Trustee, and, in particular, the Company will take the following measures:

20.1.1.	It will repay – to the Bondholders and the Trustee – all amounts payable to them under the terms of the Deed of Trust, whether or not their due date has elapsed (“Acceleration”) within seven (7) business days of being notified, provided that such notice is given in accordance with the provisions of Section 27 of This Deed of Trust.

20.1.2.	It will sign all documents and cause the taking of all measures required under applicable law to give effect to the exercise of the authority, powers and privileges of the Trustee and/or its representatives.

20.1.3.	It will provide all the notices, orders, and instructions that Trustee deems useful and which it requires for the implementation of the provisions of the Deed of Trust.

For the purposes of this section - a written notice signed by Trustee confirming that an action which is required by it, within the framework of its powers, is a reasonable action, shall constitute prima facie evidence of this.

21.	Proxies

21.1.	The Company hereby irrevocably appoints the Trustee as its proxy, to execute and perform on its behalf and in its place all actions that it is required to perform under the terms contained in This Deed of Trust, and to act on its behalf with respect to all or any part of the powers vested in it under This Deed of Trust which it did not exercise, or exercise any part of the powers vested in it, and to appoint any other person as the Trustee deems appropriate to meet its duties under This Deed of Trust, provided that the Company failed to perform the actions it must perform under the terms of This Deed of Trust within a reasonable amount of the Trustee’s request.

21.2.	The appointment under Section 21.1 above does not obligate the Trustee to take any action or derogate from the Company’s obligations under the Deed of Trust, and the Company hereby releases the Trustee in advance in the event that it fails to timely or correctly take any action whatsoever, and the Company waives in advance any claim against the Trustee and its agents with respect to any damage caused or which may be caused to the Company directly or indirectly, in this respect, based on any action taken or not taken by the Trustee, or not timely taken by the Trustee, and all unless the Trustee and its agents acted negligently (to the exclusion of negligence that is exempted under applicable law) or maliciously.

22.	Other Agreements

Subject to the provisions of applicable law and the limitations that govern the Trustee under applicable law, the performance of the Trustee’s duties under the Deed of Trust or on account of their position as Trustee shall not preclude it from entering into various contracts with the Company or engaging in transactions therewith in its normal course of business, provided that this does not impair the performance of the Trustee’s obligations under the Deed of Trust and his fitness as trustee, and that this will not place the Trustee in any conflict of interest with respect to the Company and/or Bondholders.

23.	The Trustee’s Fees

23.1.	The Company will the Trustee a fee for its services as a Trustee as set forth below:

23.1.1.	For each Trust Year, and as long as the Bonds (Series A) remain in circulation, a total of NIS 25,000 will be paid to the Trustee.

23.1.2.	If the Bonds Series is expanded, the Trustee’s fee shall be increased pro rata, such that the annual fee stated in Section 23.1.1 above will increase by an amount prorated to increase in the par value of the Bond Series relative to the original par value as of the initial issuance of said Series. In the year of the series’ expansion, the calculated annual fee will be prorated for that year (as of the series expansion).

The amounts under Sections 23.1.1-23.1.2 above shall be referred to hereinafter: as the “Annual Fee”.

23.2.	If the Trustee’s term of office expires as stated in the Deed of Trust, the Trustee shall not be entitled to the Annual Fee as of the commencement of the new trustee’s term of office.

23.3.	Subject to the provisions of the Deed of Trust, the Trustee shall be entitled to reimbursement (positively linked to the CPI as of the offering date), with respect to expenses it incurred in the course of meeting its duties and/or by virtue of the powers conferred upon it under the Deed of Trust, including (without limitation) newspaper ads and expert opinions, provided that the Trustee coordinates expert opinion-related expenses (as stated in the Deed of Trust) with the Company in advance.

23.4.	In addition, the Trustee will be entitled to NIS 600 for each hour of work required for special measures taken in its capacity as Trustee, including:

23.4.1.	Actions arising from a breach or suspected breach of the Deed of Trust by the Company;

23.4.2.	Actions in connection with the Bonds’ immediate repayment and/or actions in connection with the decision of the Bondholder Meeting to call for the Bonds’ immediate repayment, with all that this entails;

23.4.3.	Special measures that the Trustee may be required to take to meet its duties under the Deed of Trust and/or in connection with and for the protection of the Bondholders’ rights, including the act of convening Bondholder Meetings;

23.4.4.	Work needed due to (without limitation) changes in the Company’s structure or due to the Company’s requirements or as a result of the need to perform additional actions to meet its duties as a reasonable Trustee, due to changes in applicable law and/or legal provisions (including, without limitation, Amendments 50-51 of the Securities Law) and/or regulations and/or other binding provisions that will apply to the Trustee under which the Trustee will be required to take additional measures and/or conduct other inspections and/or draft additional reports;

23.5.	VAT will be added to all of the aforementioned amounts as required by law.

23.6.	All of the aforementioned amounts are indexed to the CPI known as of the signing of This Deed of Trust, but in any case, no amount that is lower than the amounts indicated in Section 23 will be paid.

23.7.	The Annual Fee under the Deed of Trust and the Trustee’s fee that is paid for special tasks and the reimbursement of reasonable expenses shall be paid to the Trustee within fifteen (15) days of receiving a demand to pay them. The Annual Fee will be paid to the Trustee at the beginning of each fiduciary year.

23.8.	All of the amounts stated in the offering shall have priority over the funds payable to the Bondholders.

23.9.	The Company will incur any payment and/or expense associated with the Bonds between their issuance and final redemption. Such expenses include, inter alia, the fees of such service providers as attorneys, underwriters, trustees, distributors, financial consultants, etc., if employed, taxes and fees that are not payable by Bondholders under applicable law, and all subject to the above.

23.10.	A lump sum of NIS 5,000 in total will be paid in exchange for handling the Deed of Trust and supporting the offering process in the event that the issuance of the Bonds Series is cancelled or postponed (by six (6) months or more) and in such cases only.

23.11.	It is hereby clarified that if – in the event of a future change in laws and/or regulations and/or other binding provisions applicable to the Trustee’s actions – additional expenses are incurred by the Trustee, which it will have to incur in order to meet its duties as a reasonable trustee, the Company will pay the Trustee its fees and expenses (positively linked to the CPI as of the date on which the expenses are incurred).

23.12.	The appointment of a receiver for the Company, the appointment of a special administrator and/or any other appointment on behalf of and under the supervision of a court shall not derogate from the Trustee’s right to receive its fees and expenses as provided in the Deed of Trust.

23.13.	If a trustee is appointed in the place of a trustee whose tenure has ended according to Sections 35b(a1) or 35n(d) of the Securities Law, the debenture holders of the series shall bear the increase in fee of the aforementioned appointed trustee over the fee paid to the previous trustee, if said difference is unreasonable and the relevant legal provisions will apply on the date of such replacement.

The bearing of said difference by the holders will be executed by way of offsetting the relative part of the difference from any payment the Company makes to the debenture holders of the series pursuant to the terms of the Deed of Trust and its transfer by the Company directly to Trustee.

24.	The Trustee’s Powers

24.1.	The Trustee may – in the framework of attending to the fiduciary matters under the Deed of Trust – seek expert opinions and/or advice from any attorney, accountant, appraiser, valuator, surveyor, broker or other expert (hereinafter: “Consultants”), and act in accordance with its conclusions, whether such expert opinion and/or advice was prepared at the request of Trustee or by the Company, and the Trustee will not be required to pay – and the funds payable to it will not be offset in connection with – any loss or damage caused as a result of any action or omission made by it on the basis of such advice or expert opinion, unless it is ruled in the framework of a final judgment that the Trustee acted negligently (to the exclusion of negligence that is exempt under applicable law, as may be from time to time and/or maliciously). The Company shall incur the reasonable fees of the Consultants appointed as stated above, provided that this does not derogate from the Holders’ rights, and the Trustee shall give the Company advance notice of its intention to seek such expert opinions or advice, together with the details of the fees payable on account of said expert opinions or advice, and said fees shall not be unreasonable or exceptional. Moreover, if such a delay does not derogate from the rights of the Bondholders, the Trustee shall seek quotes (for fees) from three Consultants that possess the relevant reputation and expertise so as to appoint them as Consultants. The Company shall select one of those offers and may negotiate with the Consultants within five (5) business days of the Trustee’s submitting the offers to the Company, provided that said Consultants are not appointed pursuant to a resolution of a Bondholder Meeting, such that the circumstances do not permit the Trustee to act under the restrictions applicable to it under this subsection above in connection with the selection of said Consultants, in which case the provisions of this subsection above will not apply in connection with the aforementioned limitations.

24.2.	Any such advice and/or opinion may be given, sent or received by letter, telegram, facsimile, e-mail and/or any other electronic means for transferring information, and Trustee will not be liable for actions taken based on such advice and/or opinion or information that was transmitted in one of the manners mentioned above even though it contained errors and/or was not authentic. It is hereby clarified that such documents will be transferable, on the one hand, and the Trustee may rely on them, on the other hand, only if they are legible. In any other case, the Trustee is required to request their receipt in legible form.

24.3.	Subject to the provisions of This Deed of Trust, the Trustee may – but is not obligated to – convene a Bondholder Meeting to discuss any matter and/or receive its instructions with respect to any matter that pertains to This Deed of Trust, and may convene it again thereafter.

24.4.	The Trustee will not be obliged to notify any party of the signing of This Deed of Trust, and may not interfere in any way with the management of the Company’s business or affairs. Nothing stated above in this section is intended to limit Trustee in the actions it must perform under the Deed of Trust.

24.5.	Subject to applicable law, the Trustee shall dutifully employ the powers, privileges, and authority vested in it under this Deed of Trust, at its absolute discretion, and shall not be liable for or required to pay or have offset the funds payable to it in connection with any damage caused as a result of any judgment error as described above, unless it is ruled in a final judgment that the Trustee acted negligently (to the exclusion of exempted negligence under applicable law) and/or in bad faith and/or maliciously.

25.	The Trustee’s Authority to Employ Agents

Subject to the provision of prior notice to the Company, and provided that – in the Trustee’s opinion – this will not derogate from the Bondholders’ rights, the Trustee shall be entitled to appoint a proxy(s) to act in its place, whether an attorney and another person, to act or participate in the execution of special actions that must be performed in connection with the trust and to pay a reasonable fee to each said proxy, and without detracting from the generality of the aforementioned, institute legal proceedings or representation in merger or split proceedings of Company.

The Company may object to an appointment in the event that the agent in question is a competitor, either directly or indirectly, with respect to the Company’s business (including of investees) and/or in the event that the agent directly or indirectly has a conflict of interest between its appointment and its duties as an agent and its personal affairs, other duties or affiliation with the Company and the corporations it holds, provided that the notice of the Company’s objection, including reasonable explanations, is furnished to the Trustee in writing within five (5) business days of the date on which the Trustee gave notice to the Company of its intention to appoint said agent. It is clarified that the appointment of a proxy as stated does not detract from Trustee’s liability for its actions and the actions of its proxies. The Trustee may pay – at the expense of the Company – the reasonable fees of any such agent, including by way of offsetting amounts that it obtained, and the Company shall reimburse any such reasonable expenditure to the Trustee after its first demand. It is clarified that the publication of a Bondholder Meeting Resolution that pertains to the appointment of proxies shall constitute the provision of such a notice, provided that – to the extent that this will not impair the Holders’ rights as they were prior to the appointment – the Trustee has provided the Company with all aforementioned information and details. It should be emphasized that the Company’s objection to the appointment of a specific agent appointed by way of a Bondholders Meeting shall not delay the commencement of the agent’s employment, to the extent that such delay might impair the Bondholders’ rights.

26.	Indemnification

26.1.	The Company and the Bondholders (at the relevant Effective Date as stated in the provisions of This Deed) hereby undertake to indemnify the Trustee and any officers and employees thereof, its agents and experts appointed by the Trustee (hereinafter: “Persons Eligible for Indemnification”), provided that no person is indemnified or compensated more than once pursuant to the same matter, in respect of:

26.1.1.	Any expense and/or loss and/or damage and/or payment and/or charge, including pursuant to a final judgment or arbitration award (for which no stay of execution has been granted) or pursuant to a settlement (if indemnification is sought from the Company, the Company’s consent to the settlement was given in writing and in advance), the cause of any of which is related to acts or omissions committed by Persons Eligible for Indemnification or actions that they must perform under the provisions of This Deed of Trust, and/or applicable law and/or the instructions of a competent authority and/or the demand of Bondholders and/or the Company and/or their duties under This Deed of Trust, and all in connection with This Deed of Trust; and

26.1.2.	The fees payable to the Persons Eligible for Indemnification and reasonable expenses incurred by them in the course of exercising and/or employing powers and privileges under This Deed of Trust or under applicable law or in connection with actions that they were required to perform under This Deed of Trust and/or in connection with their duties under This Deed of Trust as well as in connection with any kind of legal proceeding, the expert opinions of attorneys and other experts, negotiations, discussions, expenses, insolvency proceedings, debt collection proceedings, debt arrangements, debt assessments, valuations, and claims and demands that pertain to any matter effected and/or not effected in any way with respect to the foregoing.

And all provided that all of the following conditions are met:

26.1.3.	The Persons Eligible for Indemnification have sought indemnification only with respect to urgent matters (without derogating from their right retroactively seek indemnification, if they have such a right); or

26.1.4.	A final judicial decision has not ruled that the Persons Eligible for Indemnification have acted in bad faith or in an unacceptable fashion;

26.1.5.	A final judicial decision has not ruled that the Persons Eligible for Indemnification acted without authority not in accordance with the provisions of the law and/or not according to this Deed of Trust;

26.1.6.	A final judicial decision has not ruled that the Persons Eligible for Indemnification were negligent, to the exclusion of negligence that is exempted under applicable law;

26.1.7.	A final judicial decision has not ruled that the Persons Eligible for Indemnification have acted maliciously;

The indemnification obligations under the present Section 26.1 shall be referred to as the “Undertaking to Indemnify” or “Entitlement to Indemnification.”

26.2.	If it is claimed against the Persons Eligible for Indemnification that they are not entitled to indemnification for any reason, the Persons Eligible for Indemnification shall be entitled to the amount payable to them in respect of the Undertaking to Indemnify immediately upon their first demand. If a final judicial decision rules that the Persons Eligible for Indemnification have no right to indemnification, the Persons Eligible for Indemnification shall return the Undertaking to Indemnify amounts paid to them.

26.3.	Without derogating from the rights to compensation granted to Trustee by law and subject to what is stated in This Deed of Trust and/or the Company’s obligations under This Deed of Trust, the Persons Eligible for Indemnification are entitled to receive indemnification from funds received by the Trustee and originating in proceedings it instituted, in relation to obligations they have assumed, with respect to reasonable expenses they incurred in connection with the execution of fiduciary matters or in connection with such actions which, in their opinion, were necessary for the execution of the above and/or in connection with the use of the powers and permissions granted by virtue of This Deed of Trust as well as in connection with all kinds of legal proceedings, attorneys’ opinions and other experts, negotiations, discussions, lawsuits and demands regarding any matter and/or issue performed and/or not performed in any way in relation to the matter at hand, and Trustee may withhold the funds in its possession and pay from them the amounts required to settle said indemnity. All the said amounts shall take priority over the rights of the debenture holders and subject to the provisions of any law, provided that Trustee acted in good faith and in accordance with the duties imposed upon it by any law and under This Deed of Trust. For the purposes of this section, an action by Trustee that was approved by the Company and/or the debenture holders (as applicable), will be deemed an action that was reasonably necessary.

26.4.	Without derogating from the Undertaking to Indemnify referenced in Section 26.1 above, whenever the Trustee is obligated under the terms of the Deed of Trust and/or by law and/or pursuant to the instructions of a competent authority and/or any law and/or according to the demand of the debenture holders and/or at the request of the Company, to take any action, including, without limitation, the institution of proceedings or lawsuits at the request of the debenture holders as stated in This Deed of Trust, the Trustee shall be entitled to refrain from taking any such action pending receipt, to its satisfaction, of a financial deposit from the Company to cover the Undertaking to Indemnify, and, if the Company fails to provide a financial deposit for any reason, from the Bondholders to cover the Undertaking to Indemnify (hereinafter: “Financing Cushion”). The Trustee will ask the debenture holders who held the debentures on the effective date (as stated in Section 26.5 below) to provide it with the Financing Cushion amount – with each Bondholder furnishing their Prorated Share (as defined below). In the event that the debenture holders do not actually furnish the full Financing Cushion amount, the Trustee will not be obliged to take the relevant action or institute the relevant proceedings; Nothing stated above exempts the Trustee from taking urgent action to prevent any impairment of the Bondholders’ rights.

The Trustee is authorized to determine the Financing Cushion amount and create another such cushion, from time to time, in an amount to be determined thereby.

26.5.	The obligation to indemnify the Persons Eligible for Indemnification will:

26.5.1.	apply to the Company in any case of: (1) actions performed and/or required under the Deed of Trust or to protect the Bondholders’ rights and/or in case the Entitlement to Indemnification arises from This Deed of Trust (unless the Entitlement to Indemnification applies to the Holders as stated in Section 26.5.2(1) below); and (2) measures taken and/or required pursuant to the Company’s request.

26.5.2.	apply to Holders on the Effective Date (as stated in Section 26.7 below) in any event that (1) the Entitlement to Indemnification arises from a demand of the Bondholders (except as stated in Section 26.5.1 above); and (2) non-payment by the Company of all or part of the Undertaking to Indemnify amount, as the case may be, which applies to it pursuant to Section 26.5.1 above (subject to the provisions of Section 26.6 below). It is hereby clarified that payments under Subsection (2) above shall not detract from the Company’s obligation to incur the Undertaking to Indemnify pursuant to the provisions of Section 26.5.1 above, if it applies.

26.6.	In any case where (a) the Company fails to pay the full amount necessary to cover the Undertaking to Indemnify and/or fails to deposit the Financing Cushion amount, as the case may be; and/or (b) the duty to indemnify applies to the Holders under Section 26.5.2 above and/or the Holders are asked to deposit the Financing Cushion amount under Section 26.4 above, the following provisions shall apply:

26.6.1.	The funds will charged as follows:

26.6.1.1.	First - the amount will be financed by interest amounts and then by principal amounts and/or USD indexation differences payable to the debenture holders by the Company following the date of the required action, and the provisions of Section 12 above shall apply. It is hereby clarified that the above requirement will not change the due dates that apply to the Company pursuant to This Deed of Trust;

26.6.1.2.	Second - to the extent that, in Trustee’s opinion, the amounts deposited in the financing cushion are insufficient to cover the Undertaking to Indemnify, the Holders who held the Bonds on the effective date (as stated in Section 26.7 below) shall furnish the remaining amount to Trustee, in accordance with their prorated share (as per the definition of this term).

“Prorated Share”: the prorated share of Bonds held by the holder on the relevant effective date as stated in Section 26.7 below, out of the total par value of the Bonds in circulation at that time. It is clarified that the calculation of the relative share will remain fixed even if following such date there is a change in the par value of the debentures held by the holder.

It is clarified that the debenture holders responsible for covering expenses as stated in this section above will be able to incur the expenses stated in this section above beyond their relative share, and in this case the order of priority will apply to the restitution of the amounts in accordance with what is stated in Section 11 of this Deed of Trust.

26.7.	The effective date for determining the liability of a holder under the Undertaking to Indemnify and/or with respect to the payment of the Financing Cushion is as follows:

26.7.1.	In any case where the Undertaking to Indemnify and/or the payment of the Financing Cushion are required due to a resolution or urgent action required for the prevention of a material adverse infringement of the rights of the debenture holders and this without a prior resolution of the meeting of debenture holders - The effective date for liability shall be the end of the trading day when the action was taken or the resolution passed, and if such day is not a trading day, the trading day preceding it.

26.7.2.	In any case where the Undertaking to Indemnify and/or the payment of the ‘Financing Cushion’ are required according to the resolution of the debenture holders’ meeting (Series C) - the effective date for liability shall be the effective date for participation in the meeting (as determined in the invitation notice), and it shall also apply to Holders who were not present at or who did not participate in the Meeting.

26.8.	Any payment by the Bondholders of an amount imposed on the Company under this Section 26, in lieu of the Company, shall not release the Company of its liability to bear said payment.

26.9.	The repayment to the Bondholders who incurred sums under the present Section 26 shall be made in the order set forth in Section 11 above.

27.	Notices

27.1.	Any notice of the Company and/or Trustee to the Bondholders will be furnished via MAGNA (the Securities Authority’s system) (the Trustee may instruct the Company and the Company shall be obliged to immediately report in the MAGNA system on behalf of Trustee any report according to its wording as delivered to the Company in writing by Trustee), and only in the cases detailed below, in addition by way of publishing an advertisement in two daily newspapers with a wide circulation, published in Israel in the Hebrew language: (a) settlement or compromise pursuant to Section 350 of the Companies Law; (b) Statutory merger under the Companies Law. Any notice published or sent as stated shall be deemed to have been delivered to the debenture holders on the day of its publication as stated (in the MAGNA system or in the press, as the case may be).

27.2.	If the Company ceases to be a reporting corporation as defined under the Securities Law, and ceases to report under the foreign law of the country in which the Company’s securities are listed, provided that the Company’s securities are listed on an exchange outside of Israel as specified in the Second or Third Addendum to the Securities Law, any notice of the Company and/or Trustee to the Bondholders through a dedicated website created by the Company or Trustee for that purpose. A notice specifying the website’s address will be provided by the Company in an immediate report near the date when the Company is expected to cease to be a reporting corporation.

27.3.	Any notice or demand of the Trustee to the Company may be furnished by way of a letter sent by registered mail to the address specified in the Deed of Trust or to another address furnished in writing to the Trustee by the Company or via fax machine or courier and/or email to an authorized representative of the Company, and any such notification or demand shall be deemed as having been received by the Company: (1) In the case of dispatch by registered mail - three (3) business days following its dispatch by mail; (2) If sent by facsimile (including telephone confirmation of receipt) and/or email - one business day following its transmission; (3) If sent by courier - upon its delivery to the recipient by the courier or its offer to the recipient, as the case may be.

27.4.	Any notice or demand of the Company to the Trustee or of the Trustee to the Company may be furnished by way of a letter sent by registered mail to the address specified in the Deed of Trust or to another address furnished in writing to the Company by the Trustee or via fax machine or courier and/or email, and any such notification or demand shall be deemed as having been received by the Company: (1) In the case of dispatch by registered mail - three (3) business days following its dispatch by mail; (2) If sent by facsimile (including telephone confirmation of receipt) and/or email - one business day following its transmission; (3) If sent by courier - upon its delivery to the recipient by the courier or its offer to the recipient, as the case may be.

27.5.	Copies of notices and invitations furnished by the Company and/or the Trustee to the Bondholders will also be sent by the Company in an immediate report, a copy of which will be delivered to the Trustee.

27.6.	The Company agrees that confirmations and notices signed by it that the Company and/or any representative thereof furnish to the Trustee in connection with the Bonds and sent to the Trustee as scanned documents via e-mail may be presented by the Trustee as original documents.

28.	Changes to the Deed of Trust, Waiver and Settlement

28.1.	Subject to the provisions of the Securities Law and the regulations promulgated thereunder, the Trustee may – from time to time and at any time, or in any other case, if convinced that the change does not adversely affect the Bondholders – waive any breach and/or non-fulfillment of any terms of the Bonds or the Deed of Trust by the Company that do not relate to the terms of the Bonds’ repayment (including due dates and interest rates), grounds for immediate repayment, financial covenants, limitations on series expansion, limitations on distributions, and limitations under the provisions of Sections 6.6, 6.7, 7.2, 7.3, 7.4 of this Deed).

28.2.	Subject to the provisions of applicable law and the regulations promulgated thereunder subject to prior approval in the framework of a Special Resolution of a Meeting, the Trustee may, either before or after the Bonds’ principal becomes payable, reach a settlement with the Company in connection with any right or claim of the debenture holders and agree with the Company to any settlement pertaining to their rights, including a waiver of any right or claim of the Bondholders with respect to the Company.

If the Trustee reaches a settlement with the Company after it receives the prior approval of a Bondholder Meeting (Series A) as stated above, the Trustee will be exempt from liability for such a measure, as approved by the meeting, provided that a final decision did not rule that the Trustee breached a fiduciary duty and acted in bad faith or maliciously in implementing the resolution of the Bondholder Meeting.

28.3.	The terms of the Deed of Trust and/or the Bonds may be amended if any of the following is fulfilled:

28.3.1.	The Trustee is satisfied that the change does not impair the rights of the Bondholders (excluding changes to due dates, payments and interest amounts under the Bonds, grounds for immediate repayment, limitations on series expansion, distribution limits, and limitations under the provisions of Sections 6.6, 6.7, 7.2, 7.3, 7.4 of this Deed). The provisions of Section 28.3.1 shall not apply to changes to the identity of the Trustee or his fee under the Deed of Trust, effected to replace a trustee whose term has ended as stated in Section4.3 above.

28.3.2.	The proposed change was approved by way of a special resolution adopted by a Bondholder Meeting.

28.4.	The provisions of This Deed of Trust may also be amended in the framework of a procedure under Section 350 of the Companies Law or debt settlement in accordance with the provisions of the Insolvency Law or in the framework of liquidation proceedings under Chapter 8 of the Companies Law.

28.5.	The Company will furnish the Bondholders with a notice by means of an immediate report of any such change under Section 28.1 or 28.3.1 above, as soon as practicable after it is made.

28.6.	In any case of using Trustee’s right under this section, Trustee will be entitled to demand that the debenture holders submit their debenture certificates to it or the Company, in order to enter a warning note therein regarding any such settlement, waiver, change or amendment, and at Trustee’s request the Company shall enter such a warning note. In any case of exercising Trustee’s right according to this section, it will notify the debenture holders in this regard, in writing and within a reasonable time.

29.	Register of Bondholders

29.1.	The Company will keep – at its registered office – a register of Bondholders pursuant to the Securities Law, which will be available to everyone.

29.2.	The Register of Bondholders will serve as prima facie evidence of the veracity of its contents.

29.3.	The Company shall not be obliged to enter any notice in the register of debenture holders regarding any express, implied, or assumed trust, or a pledge or encumbrance of any kind or any right in good faith, lawsuit or offsetting or any other right, in connection with the debentures. The Company will only acknowledge the ownership of the person under whose name the Bonds were registered, provided that the legal heirs, the administrators (of an estate) or the executors of the registered owner, and any person entitled to the debentures due to the bankruptcy of any registered owner (if a corporation - due to its dissolution) shall be entitled to register as their holder after having provided evidence that prove its right to register as their holder.

30.	Meetings of Bondholders

Subject to the provisions of the Securities Law and This Deed of Trust, Bondholder Meetings shall be conducted in accordance with the Second Addendum to This Deed of Trust.

31.	Reports to the Trustee

The Company shall furnish the Trustee – as long as the Bonds have not been fully repaid (immediate reports through the Securities Authority’s MAGNA System shall be deemed to have been delivered to the Trustee) – with the following:

31.1.	Audited consolidated financial statements of the Company for the fiscal year ended December 31 of the preceding year, on the dates prescribed under applicable law, immediately after they are published by the Company (whether the Company is a private company or a reporting corporation).

31.2.	Any interim financial statement of the Company on the dates prescribed under applicable law, immediately after it is published by the Company, added by an accountant’s review of said financial statement.

31.3.	A confirmation by the Company’s accountant or comptroller of the payment of interest and/or principal to the Bondholders and their due dates and the par value balance of Bonds in circulation, within seven (7) days of the Trustee’s requesting such confirmation from the Company in writing.

31.4.	A copy of any document that the Company has furnished to all its shareholders or bondholders, including any report that is filed in accordance with applicable law with the Securities Authority so as to have it published (immediate reports), and immediately upon publication.

32.	Reports by the Trustee

32.1.	if the Trustee becomes aware of a material breach of the Deed of Trust by the Company, it shall inform the Bondholders (Series A) – within a reasonable period of time, without delay, and subject to the provisions of applicable law – of the breach and the measures taken to prevent it or to comply with the Company’s obligations, as applicable.

32.2.	Every year – on the date prescribed for that purpose under applicable law, and, in the absence of such a date, by the end of the second quarter of each calendar year as of the prospectus’s publication – the Trustee will prepare an annual report on trust-related affairs (hereinafter: the “Annual Report”), and shall furnish it to the Stock Exchange and Securities Authority.

32.3.	The Annual Report will include the details prescribed by law from time to time.

32.4.	The Trustee will publish the Annual Report in the MAGNA system (itself or through the Company at the request of Trustee).

32.5.	The Trustee shall file a report that describes the measures it has taken in accordance with the provisions of the Securities Law and the Regulations promulgated thereunder.

32.6.	The Trustee will provide a report regarding actions it performed according to the provisions of Chapter E1 of the Securities Law, following a reasonable demand by the holders of at least 10% (ten percent) of the balance of the par value of the Bonds (Series A), and this within a reasonable time following the date of the demand, and all subject to the duty of confidentiality owed by the Trustee towards the Company as stated in Section 35(n) of the Securities Law.

32.7.	At the request of the holders of over 5% (five percent) of the balance of the par value of the Bonds (Series A), the Trustee will transfer to the Bonds (Series A) data and details regarding its expenses in connection with the Bonds (Series A).

32.8.	The Trustee shall notify the Company – prior to filing any report under Section 35h1 of the Securities Law – to the extent that this will not impair the Bondholders’ rights.

33.	Applicability of Laws

The Bonds are exclusively subject to the provisions of Israeli law. In any matter not referenced in this Deed of Trust and in any case of conflict between the provisions of law that cannot be made conditional and the provisions of this Deed of Trust, the parties shall act solely in accordance with the provisions of Israeli law that cannot be made conditional. In case of any conflict between the provisions described in the Prospectus in connection with this Deed of Trust and/or the Bonds, the provisions of this Deed of Trust will prevail.

34.	Exclusive Jurisdiction

The only court authorized to discuss matters related to this Deed and the Bond attached to it as an appendix shall be the competent court in Tel Aviv-Jaffa.

35.	General

Without detracting from the other provisions of This Deed of Trust and the Bond, any waiver, extension, assumption, stoppage, avoidance of action (“Waiver”) on the part of Trustee regarding the non-existence or partial existence or incorrect existence of any undertaking to Trustee under This Deed of Trust and the Bond, it shall not be deemed a Waiver by Trustee of any right but as a limited consent to the special circumstance in which it was granted. Without detracting from the other provisions of This Deed of Trust and the Bond, any change in the undertakings to the Trustee, including Waivers, requires the Trustee’s prior written consent in accordance with the provisions of the Deed. Any other agreement, whether verbal or by way of Waiver and avoidance of action or in any other way that is not in writing, shall not be deemed an agreement in any way. The rights of Trustee according to this agreement are independent and unrelated to each other, and are an addition to any right of Trustee that exists and/or that may exist by law and/or agreement (including This Deed of Trust and the Bond).

36.	Liability of the Trustee

36.1.	Notwithstanding what is stated in any law and anywhere in the Deed of Trust, a Trustee that acted to fulfill its duties in good faith and within a reasonable time and ascertained the facts that a reasonable trustee would have ascertained under the circumstances of the matter, shall not be liable to a debenture holder for damages incurred thereby as a result of Trustee exercising its reasonable discretion pursuant to the provisions of Section 35h(D1) or 35i1 of the law, unless the plaintiff proves that Trustee acted with gross negligence. It is clarified that to the extent that any conflict arises between the provision of Section 36 and any other provision of the Deed of Trust, the provision of the present Section 36 shall prevail.

36.2.	In the event that Trustee acted in good faith and without negligence pursuant to the provisions of Section 35h(D2) or 35h(D3) of the law, it will not be liable for the performance of the aforementioned action.

37.	Addresses

The addresses of the parties shall be as specified in the preamble to This Deed of Trust or any other address for which appropriate written notice shall be issued to the other party.

38.	Other Agreements

Subject to the provisions of applicable law and the limitations that govern the Trustee under applicable law, the performance of the Trustee’s duties under This Deed of Trust or on account of their position as Trustee shall not preclude it from entering into various contracts with the Company or engaging in transactions therewith in its normal course of business.

39.	MAGNA Certification

By signing This Deed of Trust, the Trustee authorizes each of the Signatory Authorizers of the Company to report its entry into and signing This Deed of Trust through MAGNA.

In witness whereof, the parties hereto set their hands:

Arbe Robotics Ltd.	Mishmeret Trust Services Company Ltd.

I, the undersigned, Adv. ________, hereby certify that This Deed of Trust has been signed by ____________ and __________ and their signature is binding on Arbe Robotics Ltd. in connection with This Deed of Trust.

________________________

 Adv. _____________

Arbe Robotics Ltd.

Convertible Bond Certificate (Series A) (hereinafter: the “Bond”)

Registered Bond

Number: 1

Par value of this certificate: NIS ________

Registered holder of this Bond: Nominee Company of the Tel Aviv Stock Exchange Ltd.

1.	This bond certifies that Arbe Robotics Ltd. (the “Company”) will pay – on the due dates set forth below, and to whomever holds the Bonds on the Effective Date – principal and interest payments, and all subject to the terms listed below and in the Deed of Trust.

2.	On each trading day – between the listing of the Bonds (Series A) Stock Exchange and 20.5.2028 (hereinafter: the “Conversion Deadline” and “Conversion Period,” as applicable) – the outstanding principal balance of the Bonds listed in the Register on the same date shall be convertible into registered ordinary shares of the Company, of NIS 0.000216 par value each, such that each NIS 9.53 par value of the Bonds (Series A) are convertible into one ordinary share of the Company; subject to adjustments as set forth below. Notwithstanding the foregoing: (a) the Bonds (Series A) will not be convertible on the effective date of bonus share distribution into a rights offering, dividend distribution, consolidation or capital split or capital reduction (each: “Company Event”). If the ex-date of a Company Event occurs prior to the Effective Date of a Company Event, no conversion will be effected on said ex-date; (b) the last conversion date of the bonds will be 10 days prior to final redemption, i.e., 20.5.2028. However, if the last conversion date is not a trading day, the conversion date will be postponed to the next trading day thereafter, subject to the Stock Exchange Regulations and the guidelines arising therefrom.

3.	The principal and interest of the Bonds (Series A) are indexed to the USD such that if, upon any payment on account of the Bonds’ (Series A) principal and/or interest, the payment rate is higher than the basic rate, the Company will pay a higher principal and/or interest rate – prorated to the increase relative to the basic rate. If the payment rate is lower than the basic rate, the payment rate will be the known rate on the relevant payment’s due date, even if this rate is lower than the basic rate.

4.	This Bond is issued as part of a series of bonds whose terms are identical to those of this Bond, which is issued pursuant to a Deed of Trust of May 30, 2024 (hereinafter: the “Deed of Trust”). It is hereby clarified that the provisions of the Deed of Trust will form an integral part of the provisions of this Bond, and will be binding on the Company and the Bondholders (Series A).

5.	As of the initial allotment of the Bonds (Series A), the Bonds (Series A) are not secured by any pledges. All Bonds belonging to the aforementioned Series shall be of equal rank (pari passu), without there being any right that is superior to any other.

6.	This Bond is issued subject to the terms listed below and in the Deed of Trust, which form an integral part of the Bond.

Signed with the Company’s seal on _____

________________________________

Arbe Robotics Ltd

Terms listed overleaf

1.	General

1.1	Definitions

The terms listed below in this Bond shall have the meaning ascribed to them below, unless expressly stated otherwise:

“Bond” or “Bonds” or “Bonds (Series A)” or “Bond Series”	-	A registered Bond Series (Series A) of NIS 1 par value each, convertible into ordinary shares of the Company, which will be offered in accordance with the prospectus, whose terms are set forth in the Deed of Trust and the Bond Certificate, and which will be listed on the Tel Aviv Stock Exchange Ltd.;

“Shelf Offering Report”	-	Shelf Offering Reports published pursuant to the Shelf Prospectus in accordance with the provisions of Section 23a(f) of the Securities Law, in which all specific particulars of the offering of Bonds (Series A) will be included in accordance with the provisions of applicable law and Stock Exchange Regulations and Guidelines as shall be in effect at the time;

The “Stock Exchange”	-	The Tel Aviv Stock Exchange Ltd.;

“Nominee Company”	-	The Tel Aviv Stock Exchange Nominee Company Ltd. (or any other company with which the Company enters into an agreement at its sole discretion and in accordance with applicable law);

“Special Resolution”	-	A resolution adopted by a meeting of bondholders, at which two holders of at least fifty percent (50%) of the outstanding balance of the par value of the bonds in circulation as of the prescribed date of the meeting were present – in person or via proxies – or at an adjourned meeting at which – either in person or via proxies – two holders were present of at least twenty percent (20%) of said balance, which was adopted (either at the original meeting or the adjourned meeting) by two-thirds (2/3) of all participating votes, without taking abstentions into account;

“Ordinary Resolution”	-	A resolution adopted by a meeting of bondholders, at which two holders were present – in person or via proxies – who jointly hold or represent at least twenty-five percent (25%) of the outstanding balance of the par value of the bonds in circulation at that time, or at an adjourned meeting at which any number of participants were present, which was adopted by fifty percent (50%) of all participating votes, without taking abstentions into account;

The “Register”	-	The Register of Bondholders (Series A) as set forth the Deed of Trust;

“Trustee”	-	the Trustee referenced in the beginning of the Deed of Trust or anyone serving from time to time as the trustee of the Bonds under the Deed of Trust;

“Prospectus” or “Shelf Prospectus”	-	The Supplementary Prospectus and Shelf Prospectus of the Company dated June 2, 2024;

The “Companies Law”	-	The Companies Law, 5759-1999, and the regulations promulgated thereunder from time to time;

The “Insolvency Law”	-	The Insolvency and Financial Rehabilitation Law, 5778-2018 and the Regulations promulgated thereunder from time to time;

The “Securities Law”	-	the Securities Law, 5729-1968 and the Regulations promulgated thereunder from time to time;

“Trading Day”	-	A day on which transactions are carried out on the Stock Exchange;

“Business Day”	-	A day on which most banks in Israel are open for transactions.

“Bondholders” and/or “Holders”	-	As defined in the Securities Law.

“Deed of Trust”	-	This Deed of Trust, to which this Bond Certificate is appended – as amended from time to time, including its appendixes and addenda, which form an integral part thereof;

“USD Rate”	-	The representative USD rate published by the Bank of Israel; in the event that the Bank of Israel ceases to publish said representative rate, any official USD-ILS exchange rate that replaces said representative rate and which will apply at that time to USD-indexed government bonds; in the absence of such an exchange rate – as prescribed by the Trustee by means of experts appointed by it;

“Known Rate”	-	The last representative rate of the USD prescribed by the Bank of Israel. However, in times where the Bank of Israel does not habitually prescribe a representative rate, the Known Rate shall be the last rate prescribed by the Minister of Finance together with the Governor of the Bank of Israel for USD-indexed government bonds;

“Base Index”	-	The Known Rate at the end of the Trading Day on which the institutional initial public offering of the Bonds (Series A) takes place. This rate will be set forth in the Company’s immediate report on the results of the institutional tender;

“Payment Rate”	-	The Known Rate at the end of the effective date of eligibility with respect to the relevant payment;

“Bond Certificate”	-	This Bond Certificate;

“Reporting Regulations”	-	The Securities Regulations (Periodic and Immediate Statements), 5730-1970

1.2	This Bond belongs to a series of registered bonds. The Bonds belonging to this Series shall have an equal degree of security (pari passu) in connection with the Company’s obligations under the Bonds and without preference or priority of one over the other in relation to any payable amount.

1.3	The terms of the debentures (the terms specified overleaf) are an integral part of the provisions of the Deed of Trust and shall be deemed to have been expressly included in the terms of the aforesaid debentures. In case of any conflict between the Bond and the Deed of Trust, the provisions of the Deed of Trust will prevail.

1.4	This bond will be repaid in installments, which will be paid as set out in Section 2 below, and which carries an annual interest rate as stated in Section 3 below.

1.5	The principal and interest of the Bonds (Series A) are indexed to the USD such that if, upon any payment on account of the Bonds’ (Series A) principal and/or interest, the payment rate is higher than the basic rate, the Company will pay a higher principal and/or interest rate – prorated to the increase relative to the basic rate. If the payment rate is lower than the basic rate, the payment rate will be the known rate on the relevant payment’s due date, even if this rate is lower than the basic rate. The Bonds’ (Series A) indexation method will not change during their term.

1.6	It is hereby clarified that, notwithstanding the provisions of t this Appendix, the days and dates specified above and below may be changed in accordance with the bylaws of the Stock Exchange Clearing House and the Stock Exchange Guidelines as shall be in effect upon the publication of the Shelf Offering Report, and they shall be set out in the Shelf Offering Report.

2.	Principal of the Bonds (Series A)

This is to certify that Arbe Robotics Ltd. (the “Company”) will pay the par value of this Bond by way of a single installment – to be paid on May 30, 2028 – and all subject to the terms listed below and in the Deed of Trust.

3.	Interest rate of the Bonds (Series A)

3.1.	The outstanding balance of the bond principal (from time to time) will carry an annual interest of 6.5% (subject to adjustments as set forth below).

3.2.	The interest on the outstanding principal balance of the Bonds (Series A) from time to time will be paid in eight (8) semiannual installments on the following dates: 30.11.2024, 30.5.2025, 30.5.2026, 30.11.2026, 30.5.2027, 30.11.2027, 30.5.2028.

3.3.	Each interest payment shall be paid for the six (6) month period ending on the date of the relevant interest payment, except for the first interest period, which will be paid for on 30.11.2024, in respect of the period beginning on the first trading day following Bonds’ (Series A) tender date, and ending on the date of the first payment of the interest, i.e., 30.11.2024. The calculation of interest that covers the first interest period is based on the number of days that encompass that period of time and on a year that consists of 365 days. Any additional interest period of the Bonds (Series A) shall begin on the first day that follows the end of the preceding interest period, and shall end at the end of the interest period (i.e., the next payment date that follows its commencement). The interest rate to be paid on each interest payment date shall be the aforementioned annual interest rate divided by 2, to the exclusion of the first interest payment, whose calculation is described above (subject to the interest rate adjustment as stated below).

3.4.	Any payment on account of principal and/or interest, paid in arrears exceeding seven (7) business days from the date fixed for its payment under the terms of the Bonds (Series A), and this for a reason that depends on the Company, will bear penalty interest as defined below, – from the due date to actual payment. In this context, the penalty interest rate shall be the interest rate of the Bonds from time to time and as applicable plus 5%, all on an annual basis (hereinafter: “Arrears interest”). The Company will announce – in an immediate report – the rate of the accrued penalty interest (if accrued), the precise amount of interest that accrued over the period in question, which includes the semiannual interest, the penalty interest, and the payment date – within (2) two trading days of actual payment.

3.5.	The last payment of interest on the Bonds will be made on May 30, 2028, together with the last payment of the Bond Principal, against the delivery of the Bonds Certificates to the Company.

3.6.	An immediate report to be provided by the Company on the results of the tender under the Prospectus will specify the interest rate payable in respect of the first interest period.

4.	Bond principal and interest payments

4.1.	Bond Principal amounts (Series A) will be paid to the persons whose names are listed in the Register of Holders as of the payment date of the Bond Principal (Series A), i.e., 30.5.2028. The Bonds’ interest amounts will be paid to those persons whose names are listed in the Register of Bondholders (Series A) seven days before each interest payment date (“Effective Date”), to the exclusion of the final payment of interest, which will be made to those persons whose names are listed in the Register on the principal payment date (May 30, 2028) (“Final Payment Date”), which will be made against the delivery of the Bond Certificates (Series A) to the Company on the Final Payment Date, at the Company’s registered office or any other place specified by the Company. The Company’s notice as aforesaid will be published no later than five (5) business days prior to the final payment date.

4.2.	The payment of principal and interest shall be made subject to the USD indexation terms stated in Section 1.5 above.

4.3.	It is hereby clarified that those who are not registered in the register of debenture holders on the effective day will not be entitled to an interest payment in respect of the interest period that commenced prior to said date.

4.4.	In any case where the due date of principal and/or interest occurs on a non-business day, the payment date will be postponed to the first business day thereafter, with no additional payment applying of any kind (including penalty interest, if applicable), and the “effective date” for the purpose of determining eligibility for redemption or interest will not change as a result thereof.

4.5.	Payment to eligible payees shall be made by means of cheques or bank transfers to the bank accounts of the persons whose names are listed in the Register of Bondholders and included in the written information furnished to the Company in accordance with Section 5.5 below. If the Company is unable, for any reason beyond its control, to pay any amount to those entitled to it, the provisions of Section 15 of the Deed of Trust shall apply.

4.6.	The Bondholder shall inform the Company of its bank account particulars for the purpose of crediting it with payments due to it according to the debentures as stated above, or of a change in the details of the said account or its address, as the case may be, in a written notice sent to the Company by registered mail. The Company will be obliged to act according to the holder’s notice regarding a change as aforesaid 15 business days following the date the holder’s notice is received by the Company.

4.7.	If a Bondholder entitled to payment as stated fails to timely furnish the Company with information about its bank account, each interest and principal payment shall be made by check sent by registered mail to its most recent address as it appears in the Register of Bondholders of the relevant series. Delivery of a check to a beneficiary by registered mail as mentioned above shall be deemed, for all intents and purposes, as payment of the amount stated therein on the date of its dispatch by mail, provided that it is repaid after it is duly presented.

4.8.	Withholding tax and any other mandatory payment required under applicable law will be deducted from each Bond-related payment.

5.	Replacement of Bond Certificates

In the event that the debenture certificate is worn, lost or destroyed, the Company may issue a new debenture certificate in its place, and this under the same terms in relation to proof, indemnification and covering of reasonable expenses incurred by the Company for ascertaining the right of ownership in the debentures, as the Company deems fit, provided that in the event of wear, the worn debenture certificate is returned to the Company prior to the issuance of a new certificate. Levies as well as other expenses entailed in the issuance of the new certificate, if incurred, shall apply to the person who seeks said certificate.

6.	Failure to pay for a reason beyond the Company’s control

Section 15 of the Deed of Trust includes provisions that govern any failure to pay for reasons that lie beyond the Company’s control.

7.	Register of Bondholders

Section 29 of the Deed of Trust includes provisions that govern the Register of Bondholders.

8.	Transfer and Splitting of Bonds

8.1.	The Bonds may be transferred with respect to any par value amount, provided that this amount is denominated in whole NIS. Any transfer of the debentures shall be carried out according to a deed of transfer in a generally acceptable form, duly signed by the registered holder or its legal representatives and by the transferee or its legal representatives, delivered to the Company at its registered office together with the debenture certificates transferred pursuant thereto and any other proof required by the Company attesting to the transferor’s right transfer them.

8.2.	Subject to the foregoing, procedural provisions contained in the Company’s Articles of Association in relation to the manner in which shares are transferred shall apply, mutatis mutandis, in relation to the manner in which bonds are transferred and assigned.

8.3.	If mandatory payments apply to any Bond’s deed of transfer the Company shall receive reasonable evidence of their having been paid by the person who seeks the transfer.

8.4.	In the event of a partial transfer of the bond principal amount stated in this Bond Certificate, the Bond Certificate will first be split into as several Bond Certificates as required, such that the sum of all of their bond principal amounts is equal to the principal amount of said Bond Certificate.

8.5.	After all of the aforementioned conditions are met, the transfer will be recorded in the register and all the conditions specified in the Deed of Trust and this Bond will apply to the transferee.

8.6.	All expenses and fees associated with the transfer will apply to the person seeking the transfer.

8.7.	A single certificate will be issued for Bonds (Series A) registered under the name of a single holder, or at its request, several certificates will be issued to it (the certificates referenced in this section shall be referred to below as: the “Certificates”). The minimum amount of each certificate will be NIS 1,000 (one thousand) par value. (hereinafter: the “Minimum Amount”).

8.8.	Each certificate may be split into multiple certificates, and the total par value of the Bonds (Series A) included in them will be equal to total par value of the Bonds (Series A) included in the certificate whose split is sought, provided that the par value of each certificate shall not be smaller than the Minimum Amount. The split will be effected pursuant to a split application signed by the registered Bondholder (Series A) with respect to the certificate whose split is requested, and subject to the delivery of the certificate whose split is being sought to the Company at its registered office. The split will be effected within 30 days of the end of the month in which the certificate is delivered together with the split application at the registered office of the Company. The new Bond (Series A) Certificates issued following the split will each be denominated in whole NIS. All expenses associated with the split, including any levies, if any, will be applied to the person requesting the split.

9.	Conversion terms of the Bonds (Series A)

9.1.	The conversion (into shares) rights attached to the Bonds (Series A).

9.1.1.	On each trading day – between the listing of the Bonds (Series A) Stock Exchange and 20.5.2028 (hereinafter: the “Conversion Deadline” and “Conversion Period,” as applicable) – the outstanding principal balance of the Bonds listed in the Register on the same date shall be convertible into registered ordinary shares of the Company, of NIS 0.000216 par value each (hereinafter: the “Conversion Shares”), such that each NIS 9.53 par value of the Bonds (Series A) are convertible into one ordinary share of the Company; subject to adjustments as set forth below.

9.1.2.	Notwithstanding the provisions of Section 10.1.1 above (a) (a) the Bonds (Series A) will not be convertible on the effective date of bonus share distribution into a rights offering, dividend distribution, consolidation or capital split or capital reduction (each: “Company Event”). If the ex-date of a Company Event occurs prior to the Effective Date of a Company Event, no conversion will be effected on said ex-date; (b) the last conversion date of the bonds will be 10 days prior to final redemption, i.e., 30.5.2028. However, if the last conversion date is not a trading day, the conversion date will be postponed to the next trading day thereafter, subject to the Stock Exchange Regulations and the guidelines arising therefrom.

9.1.3.	The Bonds (Series A) are convertible under the terms set forth below by way of applications to be filed with the Company by the Conversion Deadline, and the Bonds whose utilization is not sought by the aforementioned date will be cancelled. If the aforementioned Conversion Deadline falls on non-trading day, the Conversion Deadline will be postponed to the next trading day that follows.

9.1.4.	Any Bondholder (in this section below: “Applicant”) who wishes to exercise its conversion right shall directly furnish the Company – at its registered office or at any other place prescribed by the Company if it is a registered holder, or through banks and stock exchange members if it is not a registered holder – with a written application, using the form prescribed by the Company (hereinafter: “Conversion Notice”), in addition to the Bond Certificate (Series A). Conversion Notice forms are available at the Company’s registered office and any other location prescribed by the Company. The Applicant will be required – whenever it is requested to do so by the Company – to sign any other documents required in accordance with the provisions of applicable law to give effect to the conversion shares’ allotment. The Company’s Board of Directors may authorize any person to sign any additional document needed to facilitate the conversion shares’ allotment on behalf of and for the Applicant.

The Conversion Date will be deemed the day on which the Conversion Notice that fulfills all of the aforementioned conditions reaches the Company’s registered office (if directly furnished to the Company by an Applicant who is a registered Bondholder), or the day on which the Stock Exchange Clearing House is deemed to have received a Bond Conversion Notice from a Stock Exchange Member (if furnished through Stock Exchange Members for an Applicant who is not a registered Bondholder) (hereinafter: the “Conversion Date”). If the Applicant has not fulfilled all of the Bond conversion conditions, the Conversion Notice will be deemed void, and the bonds certificates attached to the notice will be returned to the Applicant.

9.1.5.	Conversion Notice cannot be revoked or amended by the Applicant.

9.1.6.	The Applicant will not be entitled to the allotment of any fraction of a single conversion share, but it will be entitled to add – to whole shares – all of the fractions to which it is entitled with respect to the conversion rights it seeks to exercise. Fractions of Bonds included in the Bond Certificates (Series A) may not be converted, but they can be split in accordance with Section 9 above. Surplus Conversion Shares that are created when a Conversion Right is exercised, if created, will be sold by the Company on the Stock Exchange within 30 days of the these surpluses becoming whole shares whose quantity is reasonable in terms of selling them on the Stock Exchange, given the costs that this entails, and the net proceeds after selling expenses, fees and other levies, if any apply, will be paid to those eligible for it according to their prorated share within 15 days of that sale. Such payees will not receive cheques in amounts that are lower than NIS 50, and such amounts may be received at the company’s offices during standard business hours and times, subject to prior coordination. It is hereby clarified any person who fails to present themselves at the Company’s offices to receive the aforementioned amounts within 12 months of the sale will lose their right to receive that amount.

9.1.7.	Within 5 trading days of the conversion date, the Company shall allot – to the Applicant – the Conversion Shares due to it under the Nominee Company’s name, and, pursuant to the approval of the Conversion Shares’ listing, it will cause the Conversion Shares’ listing as soon as practicable thereafter. The Company warrants that all of the shares arising from the conversion of the Bonds (Series A) will be registered under the Nominee Company’s name.

9.1.8.	The Conversion Shares will be fully paid up, will confer rights that are equal in all respects to those conferred by the Company’s ordinary shares that exist at that time, and will entitle their holders to fully participate in any dividend or other distribution, whose effective date follows the conversion date.

9.1.9.	The converted Bonds (Series A) will be removed from the Register of Bonds (Series A) upon their conversion and will be completely void (retroactively as of the Conversion Date) upon the allotment of the Conversion Shares that arise from them, and they will not grant any rights to indexation differences and/or any interest after the payment of interest whose effective date falls before the conversion date.

9.2.	Adjustments due to the distribution of bonus shares, participation in rights offerings and dividend distributions

From the offering of the Bonds (Series A) to the last date on which the conversion rights attached to the Bonds (Series A) may be exercised, the following provisions shall apply to Bonds whose conversion right has not yet been exercised:

9.2.1.	Adjustment due to the distribution of bonus shares

If the Company distributes Bonus Shares to Ordinary Shareholders, the rights of the Bondholders will be retained such that the number of shares arising from the conversion – to which the Bondholder will be entitled upon conversion – will increase or decrease by the number of shares of the same class that the Bondholder would have been entitled to as Bonus Shares if it had converted the Bond by the last trading day before the ex-day. The aforementioned Bondholder will not be entitled to any fraction of a Bonus Share as stated above. However, all of the Bonus Share fractions created upon the Bonus Shares’ distribution, if created, will be sold by the Company on the Stock Exchange within 30 days of the these surpluses becoming whole bonus shares whose quantity is reasonable in terms of selling them on the Stock Exchange, given the costs that this entails, and the net proceeds after selling expenses, fees and other levies, if any apply, will be paid to those eligible for it according to their prorated share within 15 days of that sale.

This adjustment method may not be modified. In the framework of an immediate report, the Company will announce the adjusted conversion rate prior to the commencement of trade on the date on which the shares are (“ex-bonus date”).

9.2.2.	Adjustment due to rights offering

If – by way of rights offering – the Company’s shareholders are offered rights to purchase any securities, the number of shares resulting from the conversion of the Bonds will be adjusted according to the conversion component of the rights, as reflected by the ratio of the closing rate of the shares on the stock exchange on the last trading day before the ex-day to the basic price of the share (ex-rights).

This adjustment method may not be modified. In the framework of an immediate report, the Company will announce the adjusted conversion rate prior to the commencement of trade on the date on which the shares are (“ex rights date”).

9.2.3.	Adjustment due to dividend distributions

If, in the period of time in which the Conversion Right that applies to convertible bonds applies – the Company distributes a dividend, the conversion rate will be multiplied by the ratio of the base rate (ex-dividend) to the closing rate of the shares on the stock exchange on the last trading day before the ex-dividend day.

This adjustment method may not be modified. In the framework of an immediate report, the Company will announce the adjusted conversion rate prior to the commencement of trade on the date on which the shares are (“ex-dividend date”).

9.2.4.	The number of shares to which a Bondholder will be entitled due to the exercise of the Conversion Right will not be adjusted in case of any offerings (including with respect to interested parties), to the exclusion of the aforementioned adjustments.

9.3.	Various provisions that protect the Conversion Right

As of the Bonds’ (Series A) offering – and as long the bonds offered pursuant to the Prospectus or Shelf Offering Report have yet to be converted or repaid, the Conversion Right attached to which can be exercised – the following provisions shall apply:

9.3.1.	The Company will retain a sufficient number of ordinary shares in its registered capital to secure the Conversion Right attached to the Bonds (Series A) and, if necessary, cause the expansion of its registered capital.

9.3.2.	If the Company consolidates the ordinary shares in its issued capital or subdivides them, the number of shares allotted pursuant to the exercise of the Conversion Right after said measure will be decreased or decreased accordingly, as the case may be. In such cases, the Bondholder will be entitled to any fraction of a whole share, but fractional shares will be treated according to the specifications of the Company’s Board of Directors. In the event of such consolidation or division, the provisions of Section 8 above shall apply, mutatis mutandis.

9.3.3.	In any event of an adjustment that follows the distribution of Bonus Shares in accordance with Section 9.2.1 above, the Company shall issue an immediate report on the right of Holders of Bond (Series A) in circulation to exercise the conversion rights attached to the Bonds (Series A), specifying the conversion period, conversion rate, total par value of the Conversion Shares and Bonus Shares (if any) to which they will be entitled pursuant to the exercise of a single Conversion Right at that time.

In addition, the Company shall send – within three weeks of and not earlier than four weeks before the end of the Conversion Period – a written notice to all registered Bondholders (Series A) of the Conversion Deadline of the Bonds (Series A) as stated, indicating that, after said deadline, the rights will be null and void. Said notice will indicate the conversion rate and the number of conversion shares to which the debenture holder (Series A) will be entitled upon conversion during that time period.

9.3.4.	In the event of a resolution to voluntarily liquidate, the Company shall issue an immediate report on said resolution and the aforementioned Conversion Right. Each Bondholder may – within sixty (60) days of the immediate report – inform the Company in writing of its wish to be regarded as having exercised the Conversion Right attached to the Bonds (Series A) that it holds or, if applicable, to whose allotment it is entitled immediately prior to the resolution.

In this case, the Bondholder (Series A) shall be entitled to a payment equal to the amount that would have been payable to it upon liquidation had it been a shareholder pursuant to the exercise of the Conversion Right attached to them prior to the resolution to liquidate, less an amount equal to the interest paid on the Bonds (Series A) on or after the date of the resolution (to the exclusion of interest whose due date is prior to the resolution, even if it is paid on or after the date of the resolution), and the holder of the convertible bonds will not be entitled to any payment thereunder whose due date falls after the date of the resolution.

9.3.5.	The Company shall have a copy in place at its registered office – which will be made available to the Bondholders (Series A) – of the periodic report and its interim financial statements immediately upon their publication, and during standard business hours. Pursuant to the written request of a Bondholder that is filed during the Conversion Right period, the Company shall furnish said Bondholder with a copy of said reports.

9.3.6.	Under the Exchange Regulations and the guidelines promulgated thereunder, the terms of the Convertible Bonds may not be altered in all matters pertaining to the conversion rate, conversion dates and indexation method (including the absence of indexation), but the Company may change the Conversion Period and/or the conversion rate, provided that is effected in the framework of a settlement or compromise under Section 350 of the Companies Law and/or under the provisions of the Insolvency Law. Moreover, under the Stock Exchange Regulations and Guidelines, the Company may change the conversion rate in the framework of a company split or merger, provided that this change only includes those adjustments needed to facilitate this procedure.

Under the Stock Exchange Regulations and Guidelines:

a)	“Split” – in this context, a process whereby the company furnishes its shareholders with shares that it holds in another company, or whereby the Company furnishes assets and liabilities to a newly formed company for the purposes of the split, and the shareholders of the new company will also be the shareholders of the company that transfers the assets and liabilities, and all provided that the split is effected on equal terms with respect to Company’s shareholders.

b)	“Merger” – In this context a process whereby all of Company’s shares are transferred to a new company or another listed company or whereby the Company transfers all of its assets and liabilities to a new company [and they shall be delisted], and this process will be effected under equal terms with respect to the Company’s shareholders.

9.4.	By-laws of the Stock Exchange Clearing House with respect to the conversion timetables of the Bonds (Series A)

The by-laws of the Stock Exchange Clearing House will apply to the exercise of the right to convert bonds into Company Shares as in effect upon actual conversion. The by-laws of the Stock Exchange Clearing House as they are known upon the offering date are as follows:

9.4.1.	A Conversion Notice received by 12:00 (midday) at the offices of the Stock Exchange Member shall be furnished by the Member to the Stock Exchange Clearing House by 12:00 (midday) on the following trading day.

9.4.2.	If the Stock Exchange Clearing House receives a Conversion Notice from a Stock Exchange Member by 12:00, the Stock Exchange Clearing House will charge the Stock Exchange Member with the proceeds, and pay the Nominee Company accordingly by 12:00 on the next trading day after it received said notice.

9.4.3.	If the Nominee Company receives a credit note as stated in Section 9.4.2 above by 12:00 p.m., it will send the conversion application to the Company’s offices by 12:00 on the following trading day.

9.4.4.	Any notice enumerated in Sections 9.4.1 to 9.4.3 above that is received after 12:00 on any trading day shall be deemed to have been received before 12:00 on the next trading day.

9.4.5.	Notwithstanding the foregoing, on the last conversion day prior to final redemption or partial ex redemption (as the case may be), the Stock Exchange Clearing House Members must furnish the Stock Exchange Clearing House with the final conversion applications by 12:00, and the conversion will take place that day. A Stock Exchange Clearing House Member that fails to file the application by that time will be regarded by the Stock Exchange Clearing House as having not exercised its right. If the last conversion day prior to final redemption or partial ex redemption (as the case may be) falls on a non-trading day, that date will be postponed to the next trading day.

9.4.6.	Notwithstanding the above, it is hereby emphasized that the by-laws of the Stock Exchange Clearing House will apply to the conversion of Convertible Bonds as in effect upon actual conversion.

9.5.	Dates

Such dates as: conversion deadlines, due payment dates and conversion application deadlines (jointly hereinafter: “Dates”), were prescribed, inter alia, in accordance with the Stock Exchange Regulations, the Guidelines promulgated thereunder, and the By-laws of the Stock Exchange Clearing House (hereinafter: the “Stock Exchange Provisions”) in effect on the publication date of the Deed of Trust. The Stock Exchange Provisions may change from time to time, and, inter alia, may be subject to various restrictions with respect to the Dates specified in the Shelf Offering Report and/or Deed of Trust, including under the conditions listed below. If the Stock Exchange Provisions are amended with respect to the Dates, such changes will also apply to the Bonds, unless otherwise prescribed by the Stock Exchange and/or Stock Exchange Clearing House.

10.	General Provisions

10.1.	Principal and interest amounts will be paid to each Bondholder without taking into account any equitable rights or offsetting or counterclaim rights that exist or that will exist with respect to the Company and the aforementioned Holder.

10.2.	Any person who becomes entitled to Bonds (Series A) as a result of bankruptcy or as a result of liquidation proceedings of the Bondholder (Series A) will have the right, upon providing evidence that the Company may require of it from time to time, to be registered in the register as a Bondholder (Series A), or, subject to the terms detailed above in this certificate, to transfer them.

10.3.	The provisions of the Deed of Trust will be regarded as an integral part of this bond.

11.	Securing the bonds

As of the initial allotment of the Bonds (Series A), the Bonds will not be secured by any collateral, to the exclusion of that described in Section 7 of the Deed of Trust.

12.	Early Redemption

For more information about early bond redemption (by the Stock Exchange), see Section 8 of the Deed of Trust.

13.	Acquisition of Bonds by the Company and/or by Related Holders

For more information, see Section 5 of the Deed of Trust.

14.	Restrictions on dividend distributions and/or share buyback

For more information, see Section 6.3 of the Deed of Trust.

15.	Changes to Bond Terms

No change, waiver and/or settlement that pertains to Bond terms and the rights arising therefrom will be in force, unless made in accordance with the provisions of Section 28 of the Deed of Trust.

16.	Receipt from debenture holders

Section 16 of the Deed of Trust will apply to this matter.

17.	Governing Law and Jurisdiction

The courts of Tel Aviv-Jaffa shall have unique and exclusive jurisdiction over any dispute that relates to the Bonds, the Deed of Trust and the agreements that govern the Bonds’ allotment, and they shall be exclusively governed by the laws of the State of Israel.

18.	Notices

Section 27 of the Deed of Trust will govern the matter of notices.

Arbe Robotics Ltd. (the “Company”)

Second Addendum

Bondholder Meetings (Series A)

Subject to the provisions of the Securities Law and This Deed of Trust, the convening, conduct and various terms that pertain to Bondholder (Series A) Meetings shall be as follows:

1.	The Trustee convene Bondholder Meetings. Such meetings shall convene on the date specified in the invitation, provided that this date will not be more than seven days before the invitation date or more than 21 days thereafter. The Company may ask the Trustee to convene such meetings. If the Company requests a meeting as stated, the Company will present the Trustee with the matters it wishes to include on the Meeting’s agenda and the Trustee shall publish them within 7 trading days of receiving said request from the Company.

2.	The Trustee will convene a Bondholder Meeting should it believe it to be necessary or upon the written request of one or more Holders whose bonds represent at least five percent (5%) of the outstanding par value balance of the bonds in circulation. In the event that those seeking the meeting occurrence are the Bondholders, the Trustee may seek indemnification from them, including in advance, for the reasonable expenses this entails.

It is clarified that the demand for indemnification by the Trustee will not affect the convening of a meeting which was summoned for the purpose of taking action intended to prevent damage to the rights of the debenture holders, and such indemnification requirement shall not detract from the Company’s obligation to bear the expenses associated with the summoning of the meeting.

3.	Trustee will summon a meeting of holders within twenty-one (21) days from the date a demand for its summoning was submitted thereto, for a date to be determined in the invitation, provided that the date of the meeting will not be earlier than seven days nor later than twenty-one (21) days from the date of the invitation; However, Trustee may set an earlier date for the meeting – at least one day after the date of the invitation – if it believes that it is necessary to protect the rights of the holders and subject to the provisions of Section 15 below; If it does so, the Trustee will explain in a meeting invitation report the reasons for bringing forward the date of said meeting. At its reasonable discretion, the Trustee may change the date of the meeting it convenes, or the meeting requested by the Company, if the meeting is convened at the request of the Company.

4.	If Trustee fails to convene a meeting of holders in accordance with a holder’s request within the time referenced in Section 3 above, the holder may convene the meeting, provided that the date of the meeting is within fourteen (14) days of the meeting date specified by the Trustee, and the Trustee will bear the expenses incurred by the holder in connection with convening the Meeting.

5.	Bondholder Meetings shall take place in Israel at the Company’s registered office or at any other location prescribed by the Company and/or the Trustee and/or through electronic means that enable all participants to hear each other simultaneously. If the Company prevents a meeting from taking place at its registered office, it will incur the reasonable costs of the substitute venue.

6.	If a Bondholders Meeting is not convened as stated in Sections 1 or 2 above, the court may – at a Holder’s request – order its convening.

7.	If the court ruled as stated in Section 6 above, the Trustee shall incur the reasonable expenses incurred by the applicant in the framework of those court proceedings, as ruled by the court.

8.	If there is no practical way to convene a Bondholders Meeting or conduct it in the manner prescribed under the Deed of Trust or the Securities Law, the court may – at the request of the Company, a bondholder entitled to vote at the meeting or the Trustee – have it convened and conducted in the manner prescribed by the court, and it may issue supplementary instructions at its discretion to achieve that purpose.

Failure to meet the terms that govern Bondholder Meetings

9.	The court may – at the request of a holder – order the cancellation of a resolution passed by a Bondholders Meeting that was convened or conducted in contravention of the conditions that govern it under the Securities Law or This Deed of Trust.

10.	If the noncompliance relates to the notice that specifies the Meeting’s location or time, a holder who attends the meeting – notwithstanding the noncompliance – may not demand the resolution’s cancellation.

Notice of Bondholder Meeting

11.	Invitations to meetings that are issued by the Trustee solely for the purpose of consulting the Bondholders will be published at least one day prior to the date of its meeting (hereinafter: “Consultation Meeting”). An agenda will not be published for a Consultation Meeting and no resolutions shall be passed thereat.

12.	Notices of Bondholders Meetings will be published in accordance with the provisions of the Securities Law from time to time and will be delivered to the Company by the Trustee.

13.	The invitation will include the agenda, proposed resolutions and written voting arrangements of the Meeting.

14.	One or more Bondholders who hold at least five percent (5%) of the par value balance of the Bonds may ask the Trustee to include items on the agenda of a future Bondholder Meeting, provided that said item is suitable for a discussion at such a meeting; Resolutions passed at a Bondholders Meeting will only pertain to items included on the agenda.

The Effective Date of Bond Ownership and the Conduct of Bondholder Meetings

15.	Holders entitled to attend and vote at Bondholder Meetings are those who hold bonds on the date prescribed in the resolution to convene a Bondholder Meeting.

16.	A Bondholder may attend and vote at a Bondholder Meeting either in person or via proxy or by means of a proxy letter that describes its votes.

17.	The Trustee or a person appointed by it will chair each Bondholder Meeting.

18.	A resolution duly passed at such a meeting will not be rescinded even if, due to an error, not all of the Bondholders were informed of it, or not all of the Bondholders received notice thereof. The provisions of this section will apply provided that the invitation to the meeting (or adjourned meeting, as the case may be) has been sent via MAGNA.

19.	Any notice on behalf of the Company and/or Trustee to the Bondholders shall be furnished in accordance with the provisions of Section 27 of the Deed of Trust.

20.	The Chairperson of the Bondholder Meeting will start the Meeting after it is confirmed that the legal quorum of the Meeting is present.

20.1	Subject to the provisions of Section 20.4 below, and subject to the provisions of the Securities Law that cannot be made conditional and the provisions of This Deed of Trust, a legal quorum of a Bondholder Meeting consists of at least two (2) Bondholders, present either in person or by proxy, who jointly hold or represent at least twenty-five percent (25%) of the outstanding par value balance of the Bonds in circulation at that time.

20.2	If a legal quorum is not present at the holders’ meeting, within half an hour of the time set for the start of the meeting, the meeting will be adjourned to another date not earlier than two business days following the effective date set for the original meeting or one business day, if Trustee is of the opinion that this is necessary to protect the rights of the holders; In the event that the meeting is adjourned, Trustee will explain the reasons for the meeting in the meeting invitation report.

20.3	If a legal quorum is not present at the adjourned Bondholder Meeting as stated in Section 20.2 above within half an hour of the prescribed time, the meeting shall be held regardless of the number of participants, unless otherwise required under the Securities Law.

20.4	Unless otherwise stipulated, a legal quorum will apply at a Meeting convened to pass a special resolution if it is attended by Bondholders – attending either in person or via proxy – who jointly hold or represent at least fifty percent (50%) of the outstanding par value balance of the bonds in circulation at the time, and, if the meeting is an adjourned meeting, if it is attended by such holders of at least twenty percent (20%) of the par value of said balance.

21.	Debentures held by a Related Holder (as defined in Section 5.3 of the Deed of Trust) will not be taken into account for the purpose of determining the legal quorum at a Bondholder Meeting, and their votes will not be included at such meetings.

22.	A duly completed and signed proxy letter in which a Holder describes their vote, which was received by the Trustee by the applicable deadline, shall be deemed as attendance at the meeting in terms of its legal quorum as stated in Section 20 above. Accordingly, the Trustee may – at its discretion and subject to applicable law – convene meetings at which voting will take place by means of proxy letters and in the absence of the holders and conduct votes by means of proxy letters at “voting meetings” [including adjourned meetings] that were not attended by the legal quorum needed upon commencement to pass a resolution on the agenda, provided that the Trustee – by the time at which the voting meeting ends, which is specified in the notice of the meeting or vote, as the case may be – receives proxy letters from holders that constitute the legal quorum needed to pass the resolution at the original or adjourned meeting, as the case may be.

23.	Notwithstanding the provisions of Section 20.2 above, if a Bondholder Meeting is convened pursuant to the request of the holders of at least five percent (5%) of the par value balance of the Bonds in circulation (as stated in Section 2 above), the adjourned Bondholder Meeting will only be convened if it is attended by holders of debentures whose number is at least that required to convene such a meeting (i.e. at least five percent (5%) of the par value balance of the Bonds in circulation).

24.	Adjourned Meetings will only discuss matters that could have been discussed at the original meeting.

25.	Pursuant to the decision of the Trustee or a resolution by an ordinary majority of voters at a meeting attended by a legal quorum, the continuation of a meeting (“Original Meeting”) may be postponed from time to time, and the discussion or resolution with respect to a matter included on the agenda will be postponed to another date and be discussed at a location determined by the Trustee or Meeting (“Continued Meeting”). The Continued Meeting will only discuss those items that were on the agenda of the Original Meeting and with respect to which no resolution was passed.

26.	If the continuation of a Bondholders Meeting is postponed as stated in Section 20 above, without its agenda being amended, invitations indicating the date of the Continued Meeting shall be issued as soon as practicable and no later than twelve (12) hours prior to the Continued Meeting; said invitations are to be issued in accordance with Section 3 above.

27.	The Company and any other person except for the Trustee shall be precluded from attending the Bondholder Meeting or any part thereof, at the Trustee’s discretion. Notwithstanding the provisions of the present Section 27, the Company may participate at the beginning of a meeting to express its position in connection with any item on the meeting’s agenda and/or present a particular topic (as the case may be).

Resolutions

28.	Resolutions will be passed by way of voting.

The Chairperson of the meeting may decide that votes shall be effected by means of proxy statements or votes during the meeting. In the event that the Chairperson determines that the vote will be effected means of a proxy statement, The Trustee will cause the proxy statement’s form to be distributed to the holders, and shall determine the time at which the voting ends, by which holders are to furnish the Trustee with their duly filled out and signed proxy statements. The Trustee may require holders to state – in their proxy statement – whether they have or lack a conflict of interest. A holder who does not complete the proxy statement and/or prove its entitlement to participate and vote at the meeting pursuant to the provisions of the second addendum shall be deemed as having failed to submit a proxy statement, and thus as having decided not to vote on the items(s) referenced in the proxy statement. A holder who declares that it has a conflict of interest shall be deemed as having instructed the Trustee not to count their vote (but they will be included for the purposes of legal quorum). A duly completed and signed ballot paper in which the holder indicated the manner of its vote, which was received by Trustee by the deadline set, shall be deemed as attendance at the meeting for the purpose satisfying the legal quorum at said meeting as stated in Section 20 above.

29.	Bondholders may describe their votes in their proxy statements and send them to the Trustee. A duly completed and signed ballot paper in which the holder indicated the manner of its vote, which was received by Trustee by the deadline set, shall be deemed as attendance at the meeting for the purpose satisfying the legal quorum at said meeting as stated in Section 20 above.

30.	Each holder, – present in person or via proxy – shall have one vote with respect to each NIS 1 par value of the total outstanding principal of the bonds that entitle them to vote.

In the case of joint bondholders, only the vote of the holder that is listed first in the register will be considered.

Bondholders may partially exercise their voting rights to vote for or against a proposed resolution, or abstain from a vote with respect to each proposed resolution, and at their discretion.

31.	Unless otherwise stated in the Deed of Trust, the majority needed to pass a resolution at a Meeting is an ordinary majority of participating votes without taking abstentions into account. The majority needed to pass a special resolution is specified in Section 1.4 of the Deed of Trust.

32.	Proxy appointments will be in writing and signed by the appointer or their duly authorized representative. If the appointer is a corporation, the appointment shall be made in writing and signed together with the corporation’s seal, and the signature of the corporation’s authorized signatories, and the appointee may act on behalf of the corporation they represent.

32.1	A proxy appointment letter will be in any form acceptable to the Trustee.

32.2	A proxy does not have to be a bondholder.

32.3	The proxy letter or a certified copy of same will be furnished to the Trustee by the start of the meeting, unless otherwise prescribed in the notice that convenes the meeting.

A vote effected made in accordance with the terms specified in the proxy letter will remain in force even if: (1) the appointer has passed away or declared legally incompetent; or (2) after the vote, the letter of appointment is cancelled; or (3) after a vote, the bond under which the vote was cast is transferred, unless a written notice of the appointer’s death, legal incompetence or the aforementioned cancellation or transfer is received at the Company’s registered office or any other address prescribed by the Company or Trustee before the meeting or vote.

33.	The Trustee shall keep the minutes of the Bondholder Meeting, which will be included in the register of minutes and retained at the Trustee’s registered office for seven years as of the date of the meeting. Such minutes shall be signed by the Meeting’s Chairperson, and any such signed minutes shall serve as prima facie evidence of the veracity of its contents, and, as long as it is not proven otherwise, any resolution passed at such a meeting shall be deemed a duly adopted decision. The Trustee may keep the minutes of meeting or parts thereof by way of recordings.

34.	The register of minutes will be retained at the Trustee’s registered office, will be available to the Bondholder [and the Company pursuant to its request and only with respect to meetings or discussions attended by the Company or any representative thereof], and a copy thereof shall be sent to any Bondholder that requests it.

35.	The announcement of the meeting’s Chair regarding the passing of a resolution or its dismissal and the above being recorded in the register of minutes shall serve as prima facie evidence of this fact.

Communications with Bondholders

36.	The Trustee or one or more Bondholder who hold at least five percent (5%) of the par value balance of the Bonds (Series A) in circulation may – through the Trustee – contact the Holders in writing to persuade them to cast votes on any matter discussed at a certain meeting (“Position Statement”).

37.	If a Bondholder Meeting is convened under Section 2 above, the Holder may ask the Trustee to publish – in accordance with the provisions of Chapter 6(1) of the Securities Law – a Position Statement to be furnished to the other bondholders.

38.	The Trustee and/or the Company may send a Position Statement to Bondholders in response to a Position Statement sent pursuant to Sections 36-37 above, or in response to another message to the holders.

Appendix 9.2.10 - Urgent Delegation – Bondholders (Series A)

1.	Appointment; Term of Office

1.1.	The Trustee may – or, at the Company’s request, must – appoint and convene an urgent delegation of Bondholders (Series A) as set out below (hereinafter: the “Urgent Representation”).

1.2.	The Trustee shall appoint as an Urgent Representation the three (3) Bondholders (Series A) who, to its knowledge, hold the highest par value of all Bondholders (Series A), and who declare that they fulfill all of the conditions set out below (hereinafter: “Urgent Delegation Members”). In the event that one of the above is unable or refuses to serve as a member of said Urgent Delegation, the Trustee will appoint – in its place – the bondholder who holds the next highest par value, and who meets all of the terms specified below. The terms are as follows:

1.2.1.	The debenture holder does not have a material conflict of interest arising from any additional material interest that conflicts with an interest arising from their being a member of the Urgent Delegation and holding the debentures. For the avoidance of doubt, it is clarified that a Related Holder (as defined in Section 3.2 of the Deed of Trust) shall be deemed as having such a material conflict of interest and they will not serve as a member of the Urgent Delegation.

1.2.2.	During said calendar year, the Bondholder (Series A) does not serve as a member of similar delegations that pertain to other debentures whose aggregate value exceeds the applicable percentage of the total asset portfolio managed by it, which is the maximum rate allowing service as a member of an urgent delegation pursuant to the provisions of the Antitrust Commissioner in connection with the establishment of an urgent delegation.

1.3.	If, during the urgent delegation’s term of office, one of the circumstances specified in Sections 1.2.1 and 1.2.2 above ceases to apply to one of its members, its term of office will end, and the Trustee will appoint another member from among the debenture holders as stated in Section 1.2 above.

1.4.	Prior to the appointment of the members for the urgent delegation, the Trustee will receive – from candidates who may serve as Urgent Delegation Members – a statement regarding the existence or absence of conflicts of interest as stated in Section 1.2.1 above and regarding their serving as members of other delegations as stated in Section 1.2.2 above. Moreover, the Trustee may demand such a statement from the members of the urgent delegation at any time during the urgent delegation’s term of office. A holder who fails to provide such a statement shall be deemed as having a material conflict of interest or as a holder that is precluded from serving as a member pursuant to the provisions of the Antitrust Commissioner as stated above, as applicable. In relation to the conflict of interest statement, Trustee will consider whether such conflicting interests apply, and, if necessary, will decide whether they disqualify that holder. It is clarified that the Trustee may rely on the aforementioned statements and will not be required to conduct an additional independent inspection or investigation. The Trustee’s determination in this context shall be conclusive.

1.5.	The urgent delegation’s term of office will end on the date on which the Company publishes the Delegation’s resolutions in connection with granting an extension to the Company for the purpose of its compliance with the terms of the Deed of Trust as specified in Section 5 below.

2.	Authority

2.1.	The urgent representative shall have the authority to grant the Company a one-time extension with respect to its compliance with any of the financial covenants set out in the Deed of Trust, consisting of up to 90 days or the publication of the next financial statements, whichever is earlier. It is clarified that the period of time leading to the appointment of the urgent delegation will be taken into account with respect to the aforementioned extension, and shall not serve as grounds for granting any additional extension to the Company beyond the above. It is further clarified that the actions of the urgent delegation and the cooperation between its members shall be limited to discussing the possibility of granting such extension and that no other information which is unrelated to the granting of such extension shall be exchanged by them.

2.2.	If an urgent delegation is not appointed accordance with the provisions of this Addendum, or if the urgent delegation decided not to grant an extension to the Company as stated in Section 2.1 above, the Trustee will act in accordance with the provisions of Section 9 of the Deed of Trust.

3.	The Company’s undertakings in connection with the Delegation

3.1.	The Company undertakes to provide the Trustee with any information in its possession or which it is able to obtain regarding the identity of the debenture holders and the extent of their holdings. Moreover, the Trustee will act to obtain said information in accordance with the powers vested in it under applicable law.

3.2.	Moreover, the Company undertakes to fully cooperate with the urgent delegation and the Trustee, to the extent necessary for the purpose of carrying out the inspections required thereby and formulating the resolutions of the urgent delegation, and to furnish the urgent delegation with all of the data and documents it requires with regards to the Company, subject to the limitations prescribed under applicable law. Without derogating from the generality of the aforementioned, the Company will provide the urgent delegation with the relevant information needed to formulate its decision, which will not include any misleading details and will not be incomplete.

3.3.	The Company will incur the costs of the urgent delegation, including the costs of hiring consultants and experts by the urgent delegation in accordance with the provisions of Section 24 of the Deed, mutatis mutandis.

4.	Liability

4.1.	The urgent delegation will act and decide on the matters entrusted thereto at its absolute discretion and will not be held liable – with respect to the Delegation itself or any of its members, their officers, employees or consultants – and the Company and the debenture holders hereby release them in relation to all claims, demands and lawsuits brought against them on account of their having exercised or not exercised their powers, authorities or discretion granted under This Deed of Trust and in connection therewith or any other action taken by them on the basis thereof, unless they acted with malicious intent and/or in bad faith.

4.2.	The indemnification-related provisions of Section 26 of This Deed of Trust shall apply to the acts of Urgent Delegation Members and their representatives, as if they were the Trustee.

5.	The Company will publish an immediate report on the appointment of the Urgent Delegation and its powers, and another immediate report on its resolutions.

Appendix A - Non-disclosure Agreement

______________

To:

Arbe Robotics Ltd.

Dear Sir/Madam,

Re: Non-disclosure Undertaking

1.	In the framework of or in connection with the performance of my duties as ___________ of the Bondholders (Series A) of Arbe Robotics Ltd. (hereinafter: the “Company”, and the “Work”, respectively), I may receive or be exposed to information that is not in the public domain, including, without prejudice, information, professional, technical, financial, technological, commercial or information that is directly and/or indirectly connected to the Company, its subsidiaries or related companies (as defined in the Securities Law, 5728-1968, (hereinafter: the “Securities Law”)), and/or stakeholders of the Company (jointly hereinafter: the “Group”), procedures and/or methods and/or activities of the Group, and commercial and business information of any other kind that is not in the public domain (jointly hereinafter: “ “Confidential Information”). Notwithstanding the above, the term “Confidential Information” shall not include such information that I can prove: (1) is in the public domain (including information published by you or your interested parties) or that becomes part of the public domain not because of a breach of the provisions of this letter of undertaking; or (2) was known to us prior to its disclosure by the Company, and we can provide reasonable proof thereof; or (3) provided to us by a third party, provided that, at the time of that information’s receipt, and after we asked the discloser, we did not know that said disclosure by that third party constitutes a breach of the fiduciary duty assumed by that third party with respect to the Company.

2.	I know that I may not disclose the Confidential Information to any person, and I may not use the Confidential Information for any purpose other than to facilitate the Work.

Notwithstanding the foregoing, I may (a) provide conclusions and assessments that are based on the Confidential Information to the Bondholders (Series A) (including its presentation at Bondholder Meetings for the purpose of making decisions that pertain to their rights), provided that the reliance on said information is limited to the minimum extent and scope required to comply with legal requirements and that notice is furnished to the Company in connection therewith a reasonable time in advance, insofar as this does not derogate from the rights of the Bondholders, so as to give the Company a reasonable amount of time to petition the courts and prevent the disclosure of said conclusions and assessments; (b) disclose confidential Information, should I be required to do so under applicable law or at the request of a competent authority and/or pursuant to a judicial order, provided that said disclosure is limited to the minimum extent and scope required to comply with legal requirements, and I will coordinate with you in advance – to the extent possible and permissible and provided this will not prejudice the rights of the bondholders – the content and timing of the disclosure so as to give you a reasonable amount of time to defend yourselves against such a demand.

3.	In addition to the permissible disclosure of Confidential Information as set out in Section 2 of this Appendix and without derogating from the foregoing, Confidential Information will be disclosed by me only to my employees and/or authorized representatives, including my professional advisors (hereinafter: “Authorized Recipient”) on a need-to-know basis. I know that the disclosure or use of Confidential Information by an Authorized Recipient that is contrary to the provisions of this letter is tantamount to disclosure or use by me, and I will take all means necessary to protect the confidentiality of the Confidential Information.

4.	I am aware that the disclosure of Confidential Information to any person or entity may be in contravention of securities laws in Israel and the United States. I am aware that, due to my being exposed to the Confidential Information, I may be subject to various restrictions in the event of my receiving insider information as defined in the securities laws of Israel and the United States, and I will take all reasonable measures to prevent the prohibited use of insider information in connection with the Confidential Information.

5.	Any documents provided to me by you or that comes into my possession as a result of and/or in connection with my agreements with you and that are related, directly or indirectly, to the Group and/or its activities (including any copy or processing thereof), (jointly hereinafter: the “Documents”) shall belong to you at all times and shall be regarded as your property for all intents and purposes, and shall be returned to you by me pursuant to your request and immediately upon the Work’s completion, to the exclusion of information that I will retain in accordance with applicable law, including the instructions of a competent authority or in accordance with internal procedures, as needed to document work processes.

For the purposes of this undertaking, the term “Documents” shall be construed to include any means of storing information of any kind, including, without derogating from the generality of the foregoing, any physical, mechanical, magnetic, electronic, optical and/or electro-optical storage.

6.	My obligations under this letter will remain in force after the Work’s completion for any reason and until the Confidential Information becomes public (and not due to a breach of an obligation under this letter, if applicable). My obligations under this NDA are irrevocable and are in addition to, and not in place of, any obligation imposed on me under applicable law and/or any other agreement. By signing this agreement, I am not given the right to perform the Work, and the terms of the Work will be governed by separate documents.

7.	I will keep the information in complete confidence, employing at least the same level of care that I use to retain my own confidential information, and, for that purpose, I will take a reasonable level of care for that purpose.

8.	It is hereby clarified that, subject to the provisions of the Securities Law, this obligation does not require the Company to disclose any information, and any disclosure of information to us will be at the Company’s sole discretion.

9.	My obligations under this document are towards each and every one of the Group’s corporations whose Confidential Information is disclosed to me.

10.	If any court or authority rules that any of the obligations enumerated in this document is ineffective — the scope of that obligation will be reduced to the extent permitted under applicable law at that time, and such a ruling will not derogate from any other obligations and right under this document.

Sincerely,

_______________	_______________	_______________

Full Name	I.D. No.	Signature